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ALLIANCE ATLANTIS COMMUNICATIONS INC.

CALENDAR 2004 ANNUAL INFORMATION FORM

March 30, 2005

121 Bloor Street East, Suite 1500, Toronto, Ontario, M4W 3M5
Telephone (416) 967-1174 Fax (416) 960-0971

ALLIANCE ATLANTIS COMMUNICATIONS INC.
CALENDAR 2004 ANNUAL INFORMATION FORM

i

        This annual information form includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events which include, among other things: our anticipated growth strategies; anticipated trends in our business, including trends in viewer acceptance, both of our programs and of our specialty channels; the costs of producing television productions and of operating specialty channels; our ability to maximize the long term value of our library; and our ability to expand our distribution activities.

        The forward-looking statements included in this annual information form are subject to risks, uncertainties and assumptions about Alliance Atlantis Communications Inc. and its direct and indirect subsidiaries. Our actual results of operations may differ materially from the forward-looking statements as a result of, among other things, general risks related to the entertainment industry, the success of our digital specialty television channels, competition within distribution industries, penetration of prime time channel broadcasts, the potential for budget overruns and other production risks, changes in government regulations that could affect our specialty television channels, our reliance on key personnel, some or all of our television programs, motion pictures or specialty television channels may not be successful, commitments under output agreements may require significant capital outlays, changes in technology, current accounting methods applicable to our industry, new accounting standards for our industry which has been introduced, our substantial indebtedness, fluctuating results of operations, program delivery schedules, changes in government incentive programs or tax laws, foreign economic and exchange rate risks, our labor relations, constraints on the issue and transfer of our voting shares, control of Alliance Atlantis by key personnel, and fluctuation of the market price of our Class A Voting Shares and our Class B Non-Voting Shares. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual information form might not occur as described.

        Unless the context indicates otherwise, the information appearing herein is stated as at December 31, 2004, all dollar amounts referred to in this document are references to Canadian dollars and references in this Calendar 2004 Annual Information Form to "Alliance Atlantis", "the Company", "we", "us" and "our" and similar expressions, mean Alliance Atlantis Communications Inc. together with its direct and indirect subsidiaries.

INCORPORATION

        Alliance Atlantis Communications Inc. is incorporated under the Canada Business Corporations Act (the "CBCA"). Our articles have been amended from time to time to make certain changes, including changes to our share structure.

        In July of 1998, Alliance Communications Corporation ("Alliance") and Atlantis Communications Inc. ("Atlantis") entered into an agreement which provided for the business combination of Alliance and Atlantis and the integration of their operations by way of a plan of arrangement (the "Merger"). The Merger was completed on September 21, 1998, at which time Atlantis became a wholly-owned subsidiary of Alliance and Alliance changed its name to Alliance Atlantis Communications Inc.

        Alliance was formed under the CBCA by articles of incorporation on June 27, 1985. On May 5, 1995, the articles of Alliance were amended to create the Class A Voting Shares and the Class B Non-Voting Shares, to convert each of the outstanding common shares into one-half of one Class A Share and one-half of one Class B Non-Voting Share, to cancel the existing class of common shares and to provide to the board of directors of Alliance the authority to appoint additional directors.

        Our registered and principal office is located at 121 Bloor Street East, Suite 1500, Toronto, Ontario M4W 3M5. We also operate offices in Montreal (Canada), Los Angeles (United States), London (England), Dublin and Shannon in Ireland, Madrid and Barcelona in Spain and Sydney (Australia).

Principal Subsidiaries

        The following is a list of our principal subsidiaries as at December 31, 2004, the jurisdiction of incorporation of each subsidiary and the percentage of securities (both voting and non-voting) beneficially owned by us or over which we exercise control or direction.

Subsidiary	Jurisdiction	Percentage of Securities Owned by the Corporation
Alliance Atlantis Broadcasting Inc.	Canada	100%
Alliance Atlantis International Distribution Ltd.	Republic of Ireland	100%
Alliance Atlantis Productions, Inc.	California	100%
Alliance Atlantis Productions Ltd.	Canada	100%
Motion Picture Distribution LP	Manitoba	51%(*)

THE COMPANY

        We are a leading Canadian specialty broadcaster. We also co-own and co-produce and distribute a limited number of television programs in Canada and internationally, including the successful CSI franchise (CSI: Crime Scene Investigation, CSI: Miami, and CSI: NY) and hold a 51% limited partnership interest in Motion Picture Distribution L.P. ("MPDLP" or "the Partnership"), Canada's leading motion picture distribution business.

INDUSTRY OVERVIEW

Broadcasting

        Specialty television channels provide special interest, news, sports, arts and entertainment programming and are available to Canadians who subscribe to a particular cable or satellite service package and to wireless broadband system operators. As of August 2001, there were 49 Canadian analog specialty services and 13 Canadian pay-TV services available to Canadian subscribers. In November 2000, the Canadian Radio-television and Telecommunications Commission (the "CRTC") announced its licence decisions for new specialty television channels to be carried solely by digital distribution undertakings (satellite and digital cable). In total, 283 licences were awarded, of which 21 were Category 1 (mandatory carriage for a negotiated fee by digital services and genre protection) and 262 were Category 2 (optional carriage for a negotiated fee by digital services and no genre protection). According to the CRTC's Broadcasting Policy Monitoring Report, 2004, as of November, 2004 there were 49 Canadian analog specialty services, 18 Category 1 digital specialty services and 48 Category 2 digital specialty services in operation, bringing the total number of Canadian specialty services to 115 (including English, French and third-language services). Most Category 2 licenses for digital channels that did not launch by November 24, 2004 have expired.

        Specialty analog and digital television channels derive substantially all of their revenue from subscription fees and advertising. The distribution undertakings that carry these channels pay specialty service owners a monthly subscription fee, typically on a per subscriber basis. The distribution undertakings who provide television programming services to consumers include cable operators, DTH satellite services, multipoint distribution systems and telephony distributors. Analog specialty television channels are distributed either as part of a signal distributor's basic service, or as part of an "extended" or "discretionary" tier, including other Canadian or non-Canadian specialty television channels. The wholesale subscriber fee payable to a channel owner for carriage of its service is regulated if it is carried as part of the basic service, but is not regulated if it is carried on an extended or discretionary tier. In those instances, the rate would be negotiated with the distribution undertaking. Digital specialty services are offered as part of a discretionary tier of digital only channels, marketed in theme packs or individual pick a pack or as pick and pay services. The wholesale subscriber fee for carriage of digital services is not regulated and as such, would be negotiated with the distribution undertaking. Also, as carriage of Category 2 services is not mandated, carriage must be negotiated between the channel and the distributor. Subscribers to extended or discretionary tiers pay monthly fees which reflect an amount for the basic service, plus an additional amount for the additional services for which they subscribe on the extended or discretionary tiers, theme packs, pick a pack or individual pick and pay. As there are only a handful of large dominant distribution undertakings, including Rogers, Shaw, Cogeco, Videotron, Bell ExpressVu and Star Choice, which together make up approximately 90% of the market, it is important for broadcast licensees to obtain carriage agreements with all of these players in order to obtain maximum household penetration. Broadcasters with multiple channels typically have more success negotiating carriage agreements than those with only one or two channels.

(*)
Alliance Atlantis holds subordinated limited partnership units, which are "restricted securities" as defined in National Instrument 51-102.

        With respect to analog channels, specialty channel owners benefit from these stable, recurring subscriber fees, which are also supported by the high level of cable and satellite penetration in Canada. Although digital channels are available to fewer Canadians, penetration of the new digital specialty networks is increasing. As of August/September 2004, approximately 42% or 4.2 million of the estimated 9.8 million total TV subscribers in Canada received a digital TV service via a digital set-top box provided by their DTH satellite TV, cable, multipoint distribution system (wireless cable), or telephone provider. DTH accounted for 55% of all digital subscribers and cable had a 43% market share. The number of digital TV subscribers increased by about 14% or 515,000 over August/September 2003.(*)

        Specialty television channel revenue has grown significantly since the early 1990s. For the period from 1991 to 2001, according to industry sources, subscription revenue for Canadian specialty television channels grew from $172 million to $736 million while advertising revenue grew from $70 million to $438 million. In 2004, specialty television reported total revenues of $1.7 billion, up more than 9% from the prior year. Of this, total subscription revenues accounted for almost $950 million, up 5.3% from a year earlier. Airtime sales accounted for $691 million, a jump of 17% (CRTC year-end August 2004 Statistical Report). We expect specialty television advertising revenue share to continue to grow rapidly. Canadian specialty television channels still accounted for only 33% of total Canadian television advertising revenue in 2003/2004 even though the English language specialty and pay television audience share in Canada (for both Canadian services and U.S. services such as CNN and A&E) was 52% in 2004 (Nielsen Media).

        These industry results are consistent with the growth that we have seen in both audience levels and advertising revenues from our digital channels, and we believe it is a strong leading indicator for the future of our specialty channels.

Entertainment

        U.S. and Canadian television broadcasters purchase the majority of their programming from major studios, with the balance from independent producers. Each of the major television networks in the United States and Canada currently schedules approximately 22 hours of prime time programming each week. Prime time programming generates the highest licence fees in these markets and generally consists of a mix of hour-long drama series, TV movies and mini-series, situation comedies and reality and entertainment programming.

(*)
Decima Publishing, Digital Domain Report, Volume 4, Report 2, issued November/December 2004.

        Generally, television programs are produced under contracts that provide for licence fee revenue, which may not cover all anticipated production costs. Recovering the "gap" or production deficit between these fees and production costs, and earning a profit, is typically dependent upon the producer's ability to distribute the programs in multiple geographic regions, including international markets, or through multiple distribution channels. Most foreign broadcasters air a mix of both local programming, often to satisfy local content regulations, and popular international programming which appeals to a wide audience. The introduction of sophisticated delivery technologies (including cable and satellite transmission), pay television, increased cable penetration and growth in video and DVD have all contributed to growth in the exploitation of television programming.

Motion Picture Distribution

        The first major distribution platform is theatrical exhibition. Revenues are derived from renting films to cinemas and sharing in box office receipts.

        The second major distribution platform for a motion picture is home entertainment. Revenues in this distribution platform are derived from consumers either renting a video cassette or DVD for a specified period of time (rental revenue) or purchasing a video cassette or DVD for home use (sell-through revenue). Home entertainment typically represents the single largest source of revenue for a motion picture distributor.

        After a motion picture's initial theatrical exhibition, distribution to ancillary markets and home entertainment release, motion picture distributors generate revenues from television distribution. This platform includes video-on-demand and pay-per-view, cable television, and free television.

        Distribution to ancillary markets involves granting licences in non-traditional markets such as to airlines, schools, libraries, hospitals, childcare centres and military installations. These customers (other than airlines) tend to pay annual fees for access to the entire catalogue of motion pictures of a distributor.

GENERAL DEVELOPMENT OF THE BUSINESS

Broadcasting

        We operate and have a controlling interest in 13 Canadian cable television channels. We also have a 50% interest in two Canadian French-language specialty television channels and a minority interest in three other English-language specialty television channels. Canadian specialty television channels are niche programming services, centered around a specific genre or theme, that are available to viewers only upon payment of a subscription fee to a distribution undertaking (i.e. cable, DTH or multipoint distribution system) upon payment of a subscription fee. The Company's channels are focused on two core genres — "fact and fiction" and lifestyle. We offer strong brands supported by high quality content, designed to stand out in the competitive marketplace.

        These channels earn revenue from two primary sources: fees paid by distribution undertakings based on the number of subscriptions to the channel, and money paid by advertisers who purchase advertising on the channel. Where a specialty service is carried as part of the basic cable package, the subscriber fees are regulated by the CRTC. Where services are carried on a discretionary tier, rates are not regulated and are negotiated directly with the signal distributors. Advertising rates are not regulated. We sell advertising nation-wide through our in-house advertising sales team and retain 100% of the available advertising inventory of approximately 12 minutes per hour.

  Analog Channels

        We own a majority interest in and operate five national, English-language analog channels that are required to be carried by every major English-language distribution undertaking in Canada at a negotiated fee averaging approximately $0.25/channel/month/subscriber. We are equal partners in two French-language analog channels that are required to be carried by distribution undertakings in Quebec at a negotiated fee. As of March 15, 2005, the Company has 30 million subscribers for its analog channels.

        These Analog Channels are:

  •
  Showcase, a channel featuring uncut, daring movies and provocative series;

  •
  Life Network, a channel focused on candid and compelling real life programming;

  •
  History Television, a channel specializing in documentaries about the people and events that have shaped our world as well as original historical programming;

  •
  HGTV Canada, a channel focused on home decorating and design and gardening programming;

  •
  Food Network Canada, a channel featuring food-related programming;

  •
  Series+, a French-language equivalent of Showcase; and

  •
  Historia, a French-language equivalent of History Television.

        In 2004, advertising revenue for the analog channels grew 24% over calendar 2003. This followed an increase of 47% over 2002.

  Digital Channels

        In addition to our analog channels, we own a majority interest in and operate eight English-language digital channels. Most of these channels launched in the fall of 2001. We have signed carriage agreements for all of our new digital channels which have resulted in each of them being available to almost every digital household in Canada. Our digital channels enjoy strong subscriber levels, each with between 650,000 and in excess of 1,000,000 subscribers (with the exception of BBC Kids and Fine Living Canada which launched later than the other channels). Out of the approximately 50 digital channels that have launched to date, Nielsen Media research indicates that our eight digital channels accounted for 34% of digital television viewers in the 2004 Broadcast Year (year-end August, 2004).

        These eight digital channels are:

  •
  Discovery Health Channel, a Category 1 channel featuring programming about the wonders of medical science and the human body;

  •
  The Independent Film Channel Canada, a Category 1 channel featuring innovative films from around the world as well as documentaries about the film-making process;

  •
  National Geographic Channel, a channel in partnership with NGC Network International, LLC, featuring scientific exploration and adventure programming from around the globe;

  •
  BBC Canada, a channel in partnership with BBC featuring British television programs;

  •
  BBC Kids, a channel featuring programming for children and youth, primarily from the BBC;

  •
  Showcase Action, a dramatic channel featuring uncut action movies and television programs;

  •
  Showcase Diva, a dramatic channel featuring motion pictures and television programs for women; and,

  •
  Fine Living Canada, a channel focused on lifestyle programming that was launched September, 2004.

        We also have a minority interest in three other channels. Score Media Inc. (formerly, Headline Media Group), in which we hold a 26% interest, operates The Score, an English-language analog channel featuring 24-hour sports news, highlights and live sports programming. We own a 29.9% equity interest (plus an option to increase our total equity to 37.7% of the channel) in ONE: The Body, Mind and Spirit Channel, a Category 1 digital channel which focuses on lifestyle and health related programming. ONE was launched in the fall of 2001 by the operators of Vision TV. We also own a 49% interest in Scream, a digital channel dedicated to the horror genre that was launched in the fall of 2001 by Corus Entertainment Inc.

        Revenue from our analog channels was $215.4 million for Calendar 2004, a 14% increase over the revenue for the 12-month period ended December 31, 2003 which was $188.7 million. Revenue for the 12-month period ended December 31, 2002 was $153.3 million. Revenue from our digital channels was $30.5 million in Calendar 2004, a 32% increase over the revenue for the 12-month period ended December 31, 2003, which was $23.1 million. Revenue for the 12-month period ended December 31, 2002 was $18.2 million.

        The following table describes all of the specialty channels in which we hold an interest:

Specialty Channel	Analog/ Digital	Must Carry(5)	Equity Interest	Year of Launch	Viewing Subscribers (Millions)
Life Network	Analog	Yes	100%	1995	5.6
HGTV Canada	Analog	Yes	67%	1997	5.6
Discovery Health Channel	Digital	Yes	65%	2001	0.8
Food Network Canada	Analog	Yes	51%	2000	4.4
National Geographic Channel	Digital	No	50%	2001	0.8
Fine Living Canada(1)	Digital	No	67%	2004	—
The Score(2)(3)	Analog	Yes	26%	1997	5.4
ONE: The Body, Mind and Spirit Channel(2)	Digital	Yes	29.9%	2001	0.9
Showcase	Analog	Yes	100%	1995	6.2
Showcase Diva	Digital	No	100%	2001	1.0
Showcase Action	Digital	No	100%	2001	1.1
The Independent Film Channel Canada	Digital	Yes	100%	2001	1.0
BBC Canada	Digital	No	50%	2001	0.9
BBC Kids	Digital	No	50%	2001	0.8
History Television	Analog	Yes	100%	1997	5.7
Historia(2)(4)	Analog	Yes	50%	2000	1.3
Series+(2)(4)	Analog	Yes	50%	2000	1.3
Scream(2)	Digital	No	49%	2001	0.9

Notes:

(1)
Fine Living Canada was launched in a "freeview period" in September, 2004.

(2)
Not operated by Alliance Atlantis.

(3)
Owned through our 26% interest in Score Media Inc. (formerly, Headline Media Group).

(4)
French language

(5)
Major distribution undertakings in the applicable language (either English or French) are required by regulation to carry the service; for digital services, the "must carry requirement" applies to digital distribution undertakings only.

Entertainment

        In December 2003, we announced that that we would no longer produce low margin capital intensive series or miniseries, movies-of-the-week or feature films. The Entertainment business is now focused upon the co-production and international distribution of the CSI franchise and distribution of our catalogue of approximately 5,000 hours of programming rights.

        Entertainment's revenue was $258.7 million for Calendar 2004. It was $260.7 million for the 12-month period ended December 31, 2003 and $334.3 million for the 12-month period ended December 31, 2002. Entertainment revenue decreased 0.8% between Calendar 2004 and 2003. The decrease in revenue results primarily from the continued reduction of our traditional production activities.

  Television Production

        We have significantly reduced capital intensive production activities as the international market for the type of production we have traditionally produced has changed fundamentally. In fiscal 1999, we delivered over 325 hours of prime-time drama production, none of which was part of the CSI franchise. In Calendar 2004, we reduced prime-time drama production to just 72 hours, 81% of which were part of the CSI franchise. We expect non-CSI production volume to decline further in 2005.

  CSI Business Model

        The Company co-owns, co-produces and internationally distributes the successful CSI franchise on a 50/50 partnership basis with CBS Productions ("CBSP"). CBSP and its affiliate, Kingworld, distribute the CSI franchise in the U.S. Alliance Atlantis distributes the CSI franchise in Canada and to the rest of the world. Key revenue sources include U.S. network first window license fees, U.S. network ratings bonus payments, U.S. second window cablecast/weekday syndication, U.S. weekend syndication, international first window, international second window, worldwide home video/DVD, and worldwide merchandising and licensing.

  CSI: Crime Scene Investigation

        CSI: Crime Scene Investigation, now in its fifth season, has been licensed in over 150 territories worldwide with more than 100 episodes delivered. CSI: Crime Scene Investigation continues to dominate U.S. network primetime ratings.

        In March 2001, Spike TV (formerly The National Network, a subsidiary of Viacom, Inc.) acquired certain second window U.S. broadcast rights to CSI: Crime Scene Investigation. Under the agreement, Spike TV began broadcasting episodes of CSI: Crime Scene Investigation once per week (not in prime time) in September 2002 for 104 weeks through September 2004. As of September 2004, Spike TV is permitted to broadcast episodes of CSI: Crime Scene Investigation daily, Monday through Friday (though not against the network timeslot). The agreement has a term of up to eight seasons. The series has also been licensed to the U.S. weekend syndication market. Through our international distribution network, we have licensed and will continue to license the first and subsequent window broadcast rights of CSI: Crime Scene Investigation to broadcasters around the world.

  CSI: Miami

        CSI: Miami, now in its third season, has also been licensed in over 150 territories worldwide with more than 50 episodes delivered. In April 2002, certain second window United States broadcast rights to CSI: Miami were sold to A&E Television Networks ("A&E"). Under the agreement, A&E has the right to air one episode per week (not in prime time and not against the network timeslot) from October 2004 to October 2006. In addition, A&E has acquired the United States second window broadcast rights for up to eight seasons, for broadcast anytime, except weekends and not against the network timeslot. The series has also been licensed to the U.S. syndication market.

  CSI: NY

        CSI: NY is in its first season of production. It has already been licensed to broadcasters in numerous key territories including the U.K., France, Germany Spain and Australia. The series has also been licensed to the U.S. syndication market.

  Library Revenue

        Our catalogue or "library" of film and television programming rights includes approximately 1,000 titles totaling approximately 5,000 hours. We hold the rights to exploit most of those titles around the world for up to 25 years, and in some cases, in perpetuity. We have licensed our library product to more than 300 broadcasters in over 200 territories. Library revenues require minimal incremental costs (e.g. tape duplication and delivery) and generate significant cash flow.

Motion Picture Distribution

  Movie Distribution Income Fund

        On October 15, 2003, we transferred substantially all of the assets and certain liabilities of our motion picture distribution business into Motion Picture Distribution L.P. (the "Partnership") in exchange for subordinated units of the Partnership, ordinary units of the Partnership and a promissory note. The Partnership is the largest distributor of motion pictures in Canada, with a growing presence in the United Kingdom through Momentum Pictures. It is also the largest independent distributor in Spain through Aurum Producciones, S.A. ("Aurum") which it acquired in May, 2004. We indirectly own a 51% limited partnership interest in the Partnership. Movie Distribution Income Fund (the "Fund"), which trades on The Toronto Stock Exchange (the "TSX") under the symbol FLM.UN, indirectly owns a 49% limited partnership interest in the Partnership.

        Monthly cash distribution on the units of Movie Distribution Income Fund are paid out of the distributable cash generated by the motion picture distribution business of the Partnership. As noted above, a portion of our 51% interest in the Partnership is in the form of subordinated units. If the funds available for distribution to limited partners of the Partnership are insufficient, the subordinated units would have their distribution reduced to zero before ordinary units would have their distributions reduced at all.

  Strategic Relationship

        In addition to the Partnership having its own strong senior management team, we continue to have an ongoing business relationship with the Partnership. The Fund and the Partnership are able to draw upon the extensive industry knowledge of our management personnel. Michael MacMillan serves as Chairman of the Board of Directors of Motion Picture Distribution Inc., the general partner of the Partnership (the "General Partner"). Also, as it has done in the past, the Partnership will continue to meet with our Broadcasting people on at least an annual basis in order to determine Broadcasting's content requirements that may be satisfied by purchases from the Partnership's motion picture catalogue. The commercial arrangements for acquiring this content are on market terms and are negotiated on an arm's length basis.

  Administrative Services Agreement

        Pursuant to the terms of an administrative services agreement which we entered into with the General Partner and the Partnership, we will continue to provide those management, administrative and support services to the General Partner, the Partnership and its subsidiaries that we previously provided to our motion picture distribution business. Our duties include: (i) providing certain accounting services, financial treasury oversight, information technology services and support, human resources support, taxation support and certain legal services to the Partnership; and (ii) joint purchasing services such as health benefits, telephone and other services provided by third party providers.

  Strategic Opportunities and Non-Competition Agreement

        Pursuant to the terms of a strategic opportunities and non-competition agreement which we entered into with the General Partner and the Partnership, and subject to certain limitations, we have agreed to present to the Partnership any opportunity to engage in the motion picture distribution or theatrical exhibition businesses (each, a "Specified Business") that is presented to us or of which we become aware. We have also agreed, subject to certain limitations, that we will not (i) pursue any opportunity to engage in a Specified Business in any territory unless that opportunity has first been offered to the Partnership, or (ii) compete with the Partnership in a Specified Business.

  Control of the Partnership

        Pursuant to the terms of the securityholders' agreement, we are entitled to appoint a majority of the board of directors of the General Partner as long as we own at least a 50% interest in the Partnership. Also, as long as we own, directly or indirectly, at least 33 1/3% of the outstanding units of the Partnership, we have certain approval rights with respect to significant transactions by the Partnership.

  Business of the Partnership

        The Partnership is engaged exclusively in the distribution of motion pictures and television programs. It does not produce motion pictures. Distribution involves the promotion and exploitation of motion pictures in a variety of distribution platforms including (i) theatrical exhibition, (ii) home entertainment, (iii) television, and (iv) ancillary markets.

        The Partnership distributes filmed entertainment in three territories, Canada, the United Kingdom and Spain, which can typically represent up to approximately 15% of global box office. The Partnership's rights acquisition strategy involves pursuing multi-territory rights. This represents a competitive advantage over other independent distributors who may only be able to acquire rights for one or two territories at a time.

        Over each the past four years, the Partnership has released an average of 98 theatrical motion pictures, 207 video titles and 235 DVD titles each year. By releasing a large number of motion pictures from recognized studios through multiple distribution platforms the Partnership generates relatively stable, predictable cash flow. The Partnership's portfolio approach has also helped reduce the Partnership's dependence on any single blockbuster motion picture. The Partnership executes its portfolio approach through: (i) established relationships with a diverse group of content suppliers, and (ii) its substantial catalogue of acquired motion picture distribution rights.

        For more information on the Partnership's business, see the Annual Information Form of Movie Distribution Income Fund available on SEDAR.com. That Annual Information Form is not incorporated by reference into this document.

Reorganization

        In December, 2003, we announced that we were conducting a wide-ranging review of our Entertainment group. The review examined the future of certain television and motion picture production and distribution activities in the face of continued weakened international demand for prime-time dramatic programming. The review excluded the CSI franchise, and it did not affect Broadcasting or Motion Picture Distribution. We concluded we would no longer produce low margin, capital intensive dramatic series or miniseries, movies-of-the-week or feature films, however, we would deliver on existing contracted production obligations. We are now largely focussed upon the acquisition of distribution and other rights to content, rather than in-house production. This step was consistent in our announced strategy of reducing our financial and operational exposure to the production business and focusing on growth opportunities in the broadcast and motion picture distribution sectors.

        As part of the restructuring, we reduced our staffing in the Entertainment group by approximately 70 positions and closed production-related offices in Toronto, Edmonton, Halifax, Vancouver and London, England.

        On April 23, 2004, we streamlined our operating structure and announced the appointment of Phyllis Yaffe to the newly created position of Chief Operating Officer to reflect our decision to exit virtually all in-house production and focus on growth in the broadcast sector. The new operating structure combined the Broadcast, Entertainment and Corporate groups into one integrated entity. It did not affect the Partnership.

Recent Developments

        On November 24, 2003, we changed our fiscal year-end to December 31 from March 31.

        On May 12, 2004, the Partnership announced that one of its subsidiaries had acquired Aurum for a purchase price of $55.2 million (net of acquired cash). In 2004, Aurum was the largest independent film distributor in Spain with a 5% market share of theatrical box office receipts in 2004.

        On December 20, 2004, Alliance Atlantis entered into new senior secured credit facilities that consist of a five-year C$175 million (or equivalent US$) revolving credit facility, a five-year Term Loan A facility for US$ 108.6 million and a seven-year Term Loan B facility for US$ 250 million. These credit facilities are separate from and have no effect on the financing structure of the Partnership or Movie Distribution Income Fund.

        On December 21, 2004, we repaid the holders of US$300 million of outstanding 13% Senior Subordinated Notes (the "Notes") due December 15, 2009. The repayment to the holders of the Notes and any outstanding balance on the Company's existing C$300 million revolving credit facility were financed by the new credit facilities. The Company believes its annual interest savings from early redemption of the 13% Senior Subordinated Notes will be substantial.

        On February 16, 2005, in connection with the extension of certain employment arrangements of senior management of the Partnership and in order to incent other employees of the Partnership, we announced that we will put into place certain compensation plans and amend existing compensation arrangements.

        On March 18, 2005, the Company completed a re-organization with four individual shareholders to simplify their holdings by converting certain of the Company's Class A Voting Shares held indirectly by them into Class B Non-Voting Shares held directly by three of the shareholders. Consistent with the structure of the previous holding company, as a result of the re-organization two of the individual shareholders will continue to jointly control the Company through a holding company that holds 670,995 Class A Voting Shares of the Company, representing 66.7% of the Class A Shares outstanding.

        The re-organization was the final step in a series of transactions that commenced in December 2003 when two of the individual shareholders, who were former senior officers of the Company, ceased to be employed by the Company. Their departure triggered certain obligations under contractual arrangements between the four individual shareholders, including the obligation to sell or convert certain of their shares in the Company.

        The re-organization was reviewed and approved by the Company's Corporate Governance Committee composed of three independent directors, as well as the Company's Board of Directors. The Corporate Governance Committee agreed that a portion of the costs associated with the re-organization would be covered by the Company. The Company received regulatory approvals for the re-organization from the Canadian radio-television and Telecommunications Commission, the Ontario Securities Commission, the TSX and the NASDAQ National Market.

OUR STRATEGY

Broadcasting

        Alliance Atlantis is committed to growing its broadcast presence by focusing on four key elements: (i) strong channel brands, (ii) innovative and high quality programming, (iii) innovative and exceptional sales and marketing, and (iv) selectively launching new channels.

        Continue to develop strong channel brands in-house and with leading international broadcasters. All of the Company's channels have well-developed, recognizable brands. Some have been created by us (Life Network, Showcase, Showcase Action, Showcase Diva, and History Television). Others are in partnership with leading international broadcasters such as Scripps (HGTV Canada, Food Network Canada, and Fine Living Canada), National Geographic (National Geographic Canada), BBC (BBC Canada and BBC Kids), and Discovery (Discovery Health Channel Canada). Each of these brands has been developed to stand out in a competitive marketplace and has a loyal and growing audience base.

        Continue to offer high quality programming to support brands and drive ratings.    We attempt to ensure each of our channels offers high quality programming to its viewers. Programming is sourced from leading international producers (e.g. from HBO — Six Feet Under and Curb Your Enthusiasm), channel partners (e.g. from Food Network — Rachel Ray, Iron Chef America and Unwrapped) and the Company itself (e.g. CSI: Crime Scene Investigation and the extensive library of programming rights we own).

        Continue our growth in ad sales with integrated sales and marketing.    We have continued to increase advertising sales for our channels. Our advertising sales in 2004 grew 26% as compared to 2003. Our growth is the result of an innovative and integrated marketing and sales platform and a complementary portfolio of channels which is primarily targeted at adults aged 25-54, a stable demographic segment.

        Selectively launch new channels.    We may extend our own brands within Canada by selectively launching new digital channels (e.g. the recently launched Fine Living Canada) or Video-On-Demand/Subscription Video-on-Demand versions of our existing channels. We may also acquire broadcasting assets that complement our current channel profile.

Entertainment

        The Company's Entertainment business is focused on (i) maximizing the value of the CSI franchise; and (ii) exploiting its library of programming rights worldwide.

        Maximize value of CSI franchise.    See "General Development of the Business — Entertainment — Television Production — CSI Business Model" for details.

        License and re-license international library of program rights worldwide.    We continue to license our library of approximately 1,000 titles representing approximately 5,000 hours of programming rights. These rights are typically licensed in "bulk" deals to broadcasters and sub-distributors worldwide.

Motion Picture Distribution

        The Partnership's strategy is to (i) maintain its leading market position in Canada, (ii) continue to grow its U.K. and Spanish operations and opportunistically expand in certain selected territories, and (iii) leverage its large library of titles.

        Maintain market leadership in Canada.    The Partnership's strong Canadian market share and consistently strong performance has resulted in excellent relationships with local exhibitors making it an attractive distributor for independent U.S. studios and other producers seeking access to this market. In 2004, the Partnership continued its four-year hold on the top spot for market share at 18%.

        Continue profitable international growth.    The Partnership intends to grow its U.K. and Spanish operations which had theatrical market shares of 2% and 5%, respectively, in 2004. In both of these regions, the film distribution industry possesses strong fundamentals including growing demand in the theatrical and home entertainment windows especially driven by DVD penetration. In addition, the Partnership has identified Germany and France as two territories for possible future expansion. Both markets are fragmented and, like Canada, U.K. and Spain, have strong demand for motion pictures produced in North America.

        Exploit Library.    The Partnership has a library of approximately 6,500 titles, totaling approximately 15,000 hours, which is provided to consumers through home entertainment (video/DVD), and to broadcasters (conventional, cable, Video-On-Demand, Subscription Video-On-Demand) who have strong demand for motion picture content. The Partnership typically holds the rights to the films it acquires for up to 22 years.

COMPETITION

Broadcasting

        The Company's channels compete for subscriber and advertising revenues with other operators of television channels in Canada, including Canwest Global, Bell Globemedia, CHUM Group, CBC, Astral Communications Inc., Corus Entertainment and Quebecor Inc. As the CRTC licenses or authorizes carriage of additional television channels in Canada, the television audience is further fragmented, increasing competition for viewers and advertising dollars and creating downward pressure on program licence fees. The launch of approximately 50 new digital specialty services in 2001 resulted in an increase in these competitive pressures.

Entertainment

        The business of producing and distributing television programs is highly competitive. We face intense competition from other producers and distributors, including the Hollywood studios, many of which are substantially larger and have greater financial resources than we do and some of which own their own television networks. The Company also competes with other television and production companies for ideas and story lines created by third parties as well as for actors, directors and other personnel required for production. These competitive factors have largely diminished in importance as Alliance Atlantis has substantially exited the prime time drama production business, except for the CSI franchise.

Motion Picture Distribution

        The major studios are the Partnership's main competitors in Canada. All other Canadian motion picture distributors in aggregate have consistently represented less than a 10% share of theatrical box office receipts. In the United Kingdom, where the Partnership's market share is smaller, its main competitors also include several U.K.-based independent distributors. In Spain, where the partnership is the leading independent distributor, its primary competition comes from the major U.S. studios.

REGULATION

Broadcasting

        All of the television services we own and operate or have ownership interests in are regulated by the CRTC pursuant to the Broadcasting Act (Canada) (the "Broadcasting Act") and the relevant regulations enacted thereunder, including the Specialty Services Regulations, 1990 (the "Specialty Regulations"). Under the Broadcasting Act, the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to ensuring compliance with certain broadcasting policy objectives set out in the Broadcasting Act.

  Licensing

        The CRTC is empowered under the Broadcasting Act to issue licences. Typically, the CRTC issues licences of up to seven years and will only issue licences to eligible entities to operate television channels. It also has the power to renew, suspend or revoke licences and to consider amendments to licence conditions. Licensees must comply with the Broadcasting Act and its regulations, conditions and expectations established in their licence, and the general policies and decisions of the CRTC as issued from time to time. Licences are generally renewed unless a licensee is in material non-compliance with their conditions of licence or the regulations.

        Life Network and Showcase had their licences renewed in 2001 for six-year terms, while HGTV Canada and History Television were renewed from March 1, 2004 until August 31, 2010. The licence for Food Network will be up for renewal in 2006. The licences for the analog French-language services Series+ and Historia expire in August 2005. Applications for the renewal of these services have already been submitted to the CRTC.

        On November 24, 2000, the CRTC licenced 21 "Category 1" and 262 "Category 2" services, which may be distributed only by digital distribution technologies. Approximately 50 of these digital services, including eight owned and operated by Alliance Atlantis Broadcasting, have launched to date. The initial licence terms for all of these services expire August 31, 2007. Category 1 services are guaranteed carriage by digital distribution undertakings and are protected from competition in their genre. Category 2 services are not guaranteed carriage and may be competitive with other Category 2 services, but have fewer regulatory obligations. All unlaunched digital channel licences lapsed in November 2004.

        The conditions of licence for all specialty services, among other things, restrict the types of programming the service may exhibit, and contain minimum Canadian content exhibition requirements. The percentage of programming that must be Canadian varies with each channel depending on a number of factors, including the nature of the service, and are generally highest for our English-language analog services and lowest for Category 2 digital channels. Canadian analog and Category 1 digital services are also required under their conditions of licence to spend a minimum percentage of revenues on Canadian programming.

        Conditions of licence for most analog and Category 1 digital services also have obligations to acquire a certain amount of Canadian programming from unrelated production companies (defined as ones in which the licensee or any of its shareholders owns less than 30% of the equity).

        We believe that each of our licensees is in full compliance with all their conditions of licence and all applicable legislation and regulations and that all licences will be renewed when they come due. The CRTC may, however, impose different conditions at the time of renewal which cannot be anticipated and may have an impact on a licensee's profitability.

  Foreign Ownership Restrictions

        The federal government has issued a direction (the "Direction") to the CRTC not to issue broadcasting undertaking licences to, or renew broadcast undertaking licences issued to, applicants who are not "Canadian" within the meaning of the Direction. Pursuant to the Direction, a corporation is deemed to be "Canadian" if (a) it is incorporated or continued under the laws of Canada or a province thereof; (b) the chief executive officer is a resident Canadian; (c) not less than 80% of the directors are resident Canadians; (d) Canadians beneficially own and control not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes; and (e) it is not otherwise controlled in fact by non-Canadians, a question of fact which may be determined by the CRTC in its discretion.

        Where a licensee is a subsidiary corporation, its parent corporation must also be incorporated or continued under the laws of Canada or a province thereof and Canadians must beneficially own and control not less than 66 2/3% of the issued and outstanding voting shares and not less than 66 2/3% of the votes. In addition, unless Canadians own and control not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes of the parent corporation and unless its chief executive officer and 80% of its directors are resident Canadians, neither the parent corporation, nor its directors, may exercise any control or influence over any programming decisions of the licenced subsidiary. Alliance Atlantis Communications Inc. is not a direct licensee of any specialty television channel, but is the parent of subsidiary licensee corporations.

        In order to ensure that we and our licenced subsidiaries comply with the requirements of the Direction, our articles include provisions pursuant to which our directors may refuse to allow the issue or to register the transfer of any of our shares, where such issuance or transfer would, in their opinion, negatively affect our rights or those of our subsidiaries to obtain, maintain or renew any CRTC licence. See "Description of Our Share Capital".

  Restrictions on Transfers of Ownership and Control

        The CRTC also imposes restrictions on the transfer of ownership and control of specialty television channel licences. Pursuant to the Specialty Regulations, a holder of a specialty television channel licence must obtain prior approval of the CRTC with respect to any act, agreement or transaction that directly or indirectly would result in a material change of ownership or effective control of the licensee, or of a person who has, directly or indirectly, effective control of the licensee. Transferees of ownership or control of a licensee must demonstrate to the CRTC that the transfer is in the public interest and are required to provide a specific package of tangible benefits to the Canadian broadcasting system and the communities served by the licensee representing a financial contribution of 10% of the value of the transaction as accepted by the CRTC.

  Advertising

        Under CRTC regulations, a television licensee may broadcast a maximum of twelve minutes of advertising in each clock hour. There are certain exceptions for unpaid public service announcements and promotions of Canadian programming. In addition, certain advertising content is regulated by the CRTC and by various other legislation and regulations, as well as by industry codes and standards.

        As an incentive to induce Canadian broadcasters to broadcast more original Canadian drama programming, the CRTC introduced an incentive program in 2004 which provides broadcasters with additional advertising minutes for each additional hour of original Canadian programming it airs. The broadcaster would be entitled to bank these minutes and use them to add commercial time to any programming it chooses, including non-Canadian programming, provided that no more that fourteen minutes of advertising may be broadcast in each hour. Further incentives will also be available for increasing expenditure on Canadian dramatic programming and on increasing audience to Canadian drama programs.

        Each of Showcase Television, History Television, The Independent Film Channel Canada and BBC Canada have been granted the additional condition of licence necessary to access this incentive program.

  Regulation of Subscriber Rates

        For any service carried as part of the basic cable package, the rates that may be charged to subscribers are regulated by the CRTC and set forth as a condition of licence. All of our analog services are carried as part of the basic package on some cable systems in the country.

  Copyright Act

        Canadian copyright collectives representing copyright owners of music are entitled to collect royalties in respect of the music broadcast on our services. These royalties are established by the Copyright Board and paid by broadcasting services and distribution undertakings, as set forth in the Copyright Act (Canada). The Copyright Board recently released its decision on royalties payable to the Society of Composers, Authors and Music Publishers of Canada ("SOCAN") for the performance of music by specialty television services for the years 2001 - 2004. In previous years, the Tariff 17 royalty was calculated using the aggregate revenues of all specialty services to arrive at a rate per subscriber payable on the total number of subscribers of distribution undertakings. In its most recent decision, the Board changed its method of calculating royalties to one based on a percentage of each individual service's revenues. Although the overall Tariff 17 royalty amount payable to SOCAN has increased, we anticipate the change in calculation will result in a small reduction in the proportionate amount of the Tariff 17 royalty payable in respect of our services. In future, our Tariff 17 royalty obligations could increase or decrease depending on the decision of the Board, settlements with SOCAN on royalties payable after 2004, or the outcome of negotiations with distribution undertakings.

Motion Picture Distribution

        In most Canadian provinces and territories, a licence to engage in the motion picture distribution business must be obtained from applicable provincial regulatory authorities. In all of these jurisdictions, other than Québec, there are limited requirements associated with the issue and renewal of such licences. Pursuant to the Cinema Act (Québec), only companies whose "principal place of business" is located in Québec can hold a general distribution licence in Québec. Our Vivafilm subsidiary was granted a general distribution licence in 1998.

        The Investment Canada Act (Canada) provides for the review by the Ministry of Canadian Heritage of proposed investments or acquisitions that could result in the foreign ownership and control of Canadian cultural businesses, including motion picture distribution. These restrictions on foreign ownership and control do not preclude a non-Canadian (including a U.S.-based studio) from distributing a motion picture produced by that person or its affiliates.

  Canada Feature Film Fund

        The Canadian federal government's financing support to the Canadian film industry is provided through the "Canada Feature Film Fund". Financing is available to motion picture distributors for Canadian theatrical release costs ranging from test marketing and campaign creation to prints and advertising. Financing provided by Telefilm Canada pursuant to the Canada Feature Film Fund is in the form of a non-interest bearing advance of up to 75% of the eligible Canadian marketing costs for the release of the film.

INTELLECTUAL PROPERTY

        We use a number of trademarks for our products and services as well as trademarks, logos and other representations of characters used in our productions. Many of these trademarks are registered by us and those trademarks that are not registered are protected by common law. We have taken affirmative legal steps to protect our trademarks and we believe our trademark position is adequately protected. We also believe that our trademarks are generally well recognized by consumers of our products and are associated with a high level of quality and value. Through our partnerships with owners of some of the leading channel brands in the world, we have licenced the use of certain trademarks and related intellectual property rights for our specialty channels from National Geographic, the BBC and Discovery Communications.

        In October 2003, we entered into a trademark licence agreement with Movie Distribution Income Fund and the Partnership pursuant to which the Partnership and Movie Distribution Income Fund have been granted a licence by us to use certain of our trademarks for use only in connection with the distribution and exhibition of motion pictures.

        Distribution rights to television programming and motion pictures are granted legal protection under the copyright laws of Canada, the United States and most foreign countries, which impose substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures and television programming. From time to time, various third parties contest or infringe upon our intellectual property rights. We believe that we take, and plan to continue taking, all appropriate and reasonable measures to secure, protect and maintain or obtain agreements from licensees to secure, protect and maintain copyright protection for all of the motion pictures and television programming produced and distributed by us under the laws of all applicable jurisdictions. We can give no assurance that our actions to establish and protect our trade-marks and other proprietary rights will be adequate to prevent imitation or copying of our filmed entertainment by others or to prevent third parties from seeking to block sales of our filmed entertainment as a violation of their trade-marks and proprietary rights.

        Moreover, we can give no assurance that others will not assert rights in, or ownership of, our trade-marks and other proprietary rights, or that we will be able to successfully resolve these conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States or Canada.

        In April 2002, the Supreme Court of Canada decided that the correct interpretation of sections 9 and 10 of the Radiocommunication Act (Canada) is that they make it illegal to own or sell equipment in Canada that is capable of decoding encrypted US or other foreign direct-to-home television satellite signals. We have commenced a legal action in the Federal Court of Canada (together with Bell ExpressVu, Astral and CTV Inc.) against a number of dealers engaged in the importation and sale of US direct-to-home satellite television equipment seeking injunctive relief together with substantial damages for losses suffered in connection with their illegal activities, including lost subscription revenue for our broadcast channels and lost distribution revenue in our content business. We, along with other industry participants, will continue to vigorously pursue legal actions against those who participate in the sale and distribution of illegal US direct-to-home satellite equipment. We are also participating in public awareness campaigns intended to inform Canadians of both the illegality of owning US direct-to-home satellite equipment and the negative impact of satellite signal piracy on the Canadian broadcast and production industries.

PROPERTIES AND FACILITIES

        We have offices in Toronto and Montreal (Canada), Los Angeles (U.S.), Sydney (Australia), London (England), Dublin and Shannon (Ireland) and Madrid and Barcelona (Spain). Our corporate head office is located at 121 Bloor Street East, Suite 1500, Toronto, Ontario, Canada. We believe that our properties are in good condition and sufficient for our purposes.

        As of December 31, 2004, we leased the following properties:

Address	Amount of Space	Expiration Date
121 Bloor Street East, Suite #1500 Toronto, Ontario M3W 3M5, Canada	155,559 sq. ft	June 2018
175 Bloor Street East Toronto, Ontario M4W 3V3, Canada	65,000 sq. ft	March 2006 — December 2006
Cinevillage 65 Heward Avenue Toronto, Ontario M4M 2T5, Canada	58,330 sq. ft.	March 2006 — March 2009
Alliance Atlantis Vivafilm 5 Place Ville Marie Suite #1435 Montreal, Quebec H3B 2G2, Canada	9,666 sq. ft.	April, 2005

Address	Amount of Space	Expiration Date
1668 Barrington Street Halifax, Nova Scotia B3J 2A2, Canada	12,966 sq. ft.	March, 2005
5091 Terminal Road Halifax, Nova Scotia B3J 2A2, Canada	66,415 sq. ft	November, 2007
808 Wilshire Blvd., Suite 300 Santa Monica, California 90401-1810 U.S.A.	32,027 sq. ft	February, 2006
Second Floor 184-192 Drummond Street London NW1 3HP England	2,046 sq. ft	January, 2008
40 Westland Row Dublin, Ireland	5,000 sq. ft	February, 2006
Block l, Unit C Shannon Business Park Shannon, Co. Clare, Ireland	2,000 sq. ft	March, 2005 (month to month)
401 Darling Street, Suite #2 Balmain, Sydney NSW 2041 Australia	1,535 sq. ft	June, 2008
12 Avenida de Burgos Floors 10 and 11 Madrid, Spain	900 sq. metres	November, 2006
Rambla de Catalunya 98 Third Floor Barcelona, Spain	100 sq. metres	February, 2008

        Effective February 11, 2005, we moved our Montreal office from the address noted above to 455 St.-Antoine Street West, Suite 300, Montreal, Quebec H2Z 1J1 where we have leased approximately 12,325 square feet. The current lease expires in November, 2015.

        Information regarding additional properties leased by the Partnership, thorugh its subsidiary Alliance Atlantis Cinemas may be found in the Annual Information Form of Movie Distribution Income Fund available on SEDAR.com. That Annual Information Form is not incorporated by reference into this document.

        We also own the following property:

Address	Square Feet	Comments
Soho Metropolitan Condominium 36 Blue Jays Way, Suite 1305 Toronto Ontario M5V 3T3 Canada	1,100	The condominium is currently subject to an agreement for sale.

EMPLOYEES

        As at December 31, 2004, we employed approximately 741 employees in Canada, the United States, Europe and Australia. In addition, like any entertainment company, from time to time we employ the services of a variety of individuals, many of whom are engaged under collective bargaining agreements negotiated with various guilds and unions. The key guilds and unions which negotiate on behalf of individuals engaged by production companies include: Alliance of Canadian Cinema, Television and Radio Artists (ACTRA) and Union of British Columbia Performers (UBCP) and Screen Actor's Guild (SAG) (for performers), Writers Guild of Canada (WGC) and Writers Guild of America (WGA) (for writers), Directors Guild of Canada (DGC) and Directors Guild of America (DGA) (for directors and other key positions) and Association of Canadian Film Craftspeople (ACFC), and International Alliance of Theatrical Stage Employees, Artists and Allied Crafts (IATSE) (for technicians).

MANAGEMENT

Board of Directors

        As of December 31, 2004, the board of directors of Alliance Atlantis consisted of ten directors. Effective as of March 30, 2005, Robert J. Steacy was appointed as an additional member of the board of directors. Each of our directors holds office until the next annual meeting of our shareholders or until a successor is elected or appointed. Our board of directors has established an audit committee, an executive committee, a corporate governance committee and human resources committee. Particulars relating to each of the directors as at December 31, 2004, as well as their memberships on various committees are set out below.

Nominee for Election as Director(1)	Director Since	Shareholdings	Board Meetings	Committees Meetings
ANTHONY F. GRIFFITHS(2)(3) LEAD DIRECTOR	January 1996	10,052 Class B Shares 10,000 Class B Options 10,887 DSUs 8,000 PSAPs	14 of 14	6 of 6 AC(4) 2 of 2 EC(4)

Anthony F. Griffiths is 74 years old and resides in Toronto, Ontario. Since 1993, Mr. Griffiths has been associated with various companies acting as an independent consultant. Mr. Griffiths is the Chairman of the Board of Directors of Russel Metals Inc. and Leitch Technology Corporation. Mr. Griffiths is also a director of Jaguar Mining Inc., Vitran Corporation, Fairfax Financial Holdings Limited, IMI International Medical Innovations Inc., Hub International Limited and Odyssey Re Holdings Corp. Formerly, Mr. Griffiths was President and Chief Executive Officer of Jonlab Investments, Chairman and Chief Executive Officer of Canadian Cablesystems Ltd. and Chairman, President and Chief Executive Officer of Mitel Corp.

PIERRE DESROCHES	September 1995	100 Class A Shares 2,494 Class B Shares 10,000 Class B Options 6,749 DSUs 8,000 PSAPs	14 of 14	5 of 5 GC(5)

Pierre DesRoches, is 73 years old and resides in Saint Lambert, Quebec. Mr. DesRoches is a business consultant to the communications industry. Over the last several years he has provided advice to the Department of Canadian Heritage, the Canadian Broadcasting Corporation and the Société des entreprises culturelles de Québec. Formerly, Mr. DesRoches was the Executive Director of Telefilm Canada, the Executive Vice President of the Canadian Broadcasting Corporation, the President of the North American National Broadcasters Association and the President of the French-speaking community of public broadcasters. Mr. DesRoches has been a director of Telesat Canada, the Montreal Opera Company and the Banff Television Festival. He has been honoured by the French government who named him officier of l'Ordre des arts et des lettres de France.

Nominee for Election as Director(1)	Director Since	Shareholdings	Board Meetings	Committees Meetings
HAROLD P. GORDON, Q.C.	December 1992	6,760 Class A Shares 5,398 Class B Shares 3,130 Class A Options 13,130 Class B Options 12,518 DSUs 8,000 PSAPs	14 of 14	1 of 1 EC(6) 5 of 5 GC

Harold P. Gordon is 67 years old and resides in Sunny Isles, Florida. In November 2001, Mr. Gordon was appointed Chairman of the Board of Directors of Dundee Corporation (formerly, Dundee Bancorp Inc.) Mr. Gordon has previously worked as a special assistant to a Minister of the Federal Government of Canada, was a managing partner of Stikeman Elliott LLP during his 28-year career as a practicing lawyer and was most recently Vice Chairman of Hasbro Inc. Mr. Gordon serves as a director of Dorel Industries Limited, Dundee Corporation, Sonomax Hearing Health Care Inc., Transcontinental Limited and is Chairman of the Sauve Scholars Foundation.

ELLIS JACOB	December 1992	633 Class B Shares 110,000 Class B Options 8,531 DSUs 8,000 PSAPs	11 of 14	6 of 6 AC 1 of 1 EC(6)

Ellis Jacob is 51 years old and resides in Toronto, Ontario. Mr. Jacob is the President and Chief Executive Officer, Director and General Partner of Cineplex Galaxy LP, one of Canada's largest motion picture exhibitors. From 1999 to November 25, 2003 Mr. Jacob was the Chief Executive Officer and co-founder of Galaxy Entertainment Inc., a movie theatre circuit concentrated in mid-size Canadian markets. From September 1998 to October 2000, Mr. Jacob was a consultant to Alliance Atlantis Communications Inc. and prior to September 1998, Mr. Jacob was the Executive Vice President and then Chief Operating Officer of Cineplex Odeon Corporation. Mr. Jacob is a director of Motion Picture Distribution Inc., the Toronto International Film Festival Group, the Motion Picture Theatre Association of Canada and various charitable boards and committees.

ALLEN KARP, Q.C.(7)	March 1992	6,164 Class B Shares 10,000 Class B Options 9,366 DSUs 8,000 PSAPs	11 of 14	2 of 2 EC 5 of 5 GC 1 of 1 HR(5)

Allen Karp is 64 years old and resides in Toronto, Ontario. Mr. Karp has been with Cineplex Odeon Corporation since 1986, where he is currently the Chairman, Emeritus. Mr. Karp was a partner in the law firm of Goodman and Carr LLP, where he practiced the law from 1966 until 1986. Mr. Karp also sits on the Board of Directors of Teknion Corporation where he is lead director and sits on all major committees; is a Trustee of Royal LePage Franchise Services Fund and a director of its management company, the Chair of its corporate governance committee and sits on the audit committee; is a Trustee of the IBI Group, and sits on the audit committee; and is Chairman of the Toronto International Film Festival Group and a member of all major committees.

DAVID J. KASSIE	December 1992	718 Class B Shares 3,130 Class A Options 13,130 Class B Options 7,514 DSUs 8,000 PSAPs	10 of 14	0 of 1 EC(6) 1 of 1 HR(5)

David J. Kassie is 49 years old and resides in Toronto, Ontario. Mr. Kassie is a Principal, Chairman and Chief Executive Officer of Genuity Capital Markets. He was the Chairman of Carem Merchant Bank in 2004. Prior to February, 2004, he was the Chairman and Chief Executive Officer of CIBC World Markets and the Vice Chairman of CIBC. Mr. Kassie has extensive experience as an advisor, underwriter and principal. He sits on a number of corporate boards of directors. Mr. Kassie is actively involved in community and charitable organizations and is on the Board of Directors of the Shoah Foundation, the Hospital for Sick Children and the Ivey School of Business. He is a past board member of Women in Capital Markets; he was Chairman of the University of Guelph Campaign; and was the Patrons' Council Chair for An Evening with Rudolph Giuliani in November, 2002.

Nominee for Election as Director(1)	Director Since	Shareholdings	Board Meetings	Committees Meetings
MICHAEL I.M. MACMILLAN	June 1989	2,513,749 Class A Shares(8) 27,889 Class B Shares 125,000 Class B Options 700,000 PSAPs	14 of 14	2 of 2 EC

Michael I.M. MacMillan is 48 years old and resides in Toronto, Ontario. Mr. MacMillan is the Chairman and Chief Executive Officer of Alliance Atlantis Communications Inc. Mr. MacMillan is also the Chairman of the Board of Directors of Motion Picture Distribution Inc. Mr. MacMillan has served on various corporate boards and has been involved with a variety of charitable and community organizations. He is currently on the board of and the President of the Canadian Club of Toronto, the Toronto International Film Festival and is a Governor of Upper Canada College.

DR. MARGOT NORTHEY	September 2001	3,757 DSUs 10,000 Class B Options 8,000 PSAPs	14 of 14	5 of 6 AC 1 of 1 HR(5)

Dr. Margot Northey is 64 years old and resides in North Saanich, British Columbia. Dr. Northey was a Professor and Dean of Queen's School of Business at Queen's University in Kingston, Ontario from September 1995 to June 2002. Dr. Northey is currently on the Board of Directors of Stressgen Biotechnologies, Wawanesa Insurance Company, Fraser Papers Inc., Norbord Inc., British Columbia Transmission Corp. and Aliant Inc. Dr. Northey has been a Vice President of the International Association of Business Communicators and a Director of the Association to Advance Collegiate Schools of Business. Dr. Northey has also served on the selection committee for the CEO of the Year Award and for the Ontario Rhodes Scholarships. Dr. Northey is the author of five books and several articles.

BARRY J. REITER(9)	September 1993	1 Class A Share 13,045 Class B Shares 10,000 Class B Options 11,561 DSUs 8,000 PSAPs	13 of 14	2 of 2 EC 5 of 5 GC

Barry J. Reiter is 56 years old and resides in Toronto, Ontario. Mr. Reiter is a senior partner and member of the Executive Committee, Chairman of the Technology Group and a member of the Corporate Governance Group of Torys LLP, a law firm based in New York and Toronto. Mr. Reiter is a director of Avotus Corporation, Skypower Corporation, Eco Waste Solutions Inc., RBC Technology Ventures Inc., Binscarth PVC Ventures Inc., Park Avenue Investment Corporation, Motion Picture Distribution Inc., and 724 Solutions Inc., and is a member of the Advisory Board of the Centre for Innovation Law and Policy.

Nominee for Election as Director(1)	Director Since	Shareholdings	Board Meetings	Committees Meetings
DONALD R. SOBEY	September 1996	142,242 Class A Shares 2,074 Class B Shares 22,520 Class B Options 9,669 DSUs 8,000 PSAPs	10 of 14	6 of 6 AC 0 of 1 HR(5)

Donald R. Sobey is 70 years old and resides in Stellarton, Nova Scotia. Mr. Sobey is the Chairman Emeritus of Empire Company Limited. Mr. Sobey sits on numerous Boards of Directors including Sobeys Inc., High Liner Foods Inc., Toronto-Dominion Bank, Stora Enso Port Hawkesbury, and World Wildlife Fund. Mr. Sobey is the current Chair of the National Gallery of Canada and the former Chair of Maritime Telegraph & Telephone Company Limited.

Notes:

(1)
Each of the directors has held the principal occupations listed below for the preceding five years except where otherwise noted.

(2)
Effective November 22, 2002, Mr. Griffiths was appointed Lead Director of the Board.

(3)
Anthony Griffiths was a member of the board of directors of Brazilian Resources Inc.. (resigned June, 2004) which was the subject of a temporary cease trade order issued by the Ontario Securities Commission on June 10, 2001, relating to management and insiders for late filing of financial statements. The order was rescinded on July 30, 2001. The exchange suspended trading in Brazilian as a result of a cease trade order issued by the British Columbia Securities Commission on June 30, 2003 due to the late filing of financial statements. This cease trade order was lifted by the British Columbia Securities Commission on July 8, 2003 and by the Ontario Securities Commission on July 29, 2003. Mr. Griffiths was formerly a director of Consumers Packing Inc. (resigned April, 2002), while it operated under the protection of the Companies' Creditors Arrangement Act ("CCAA") in 2001. During the protection period, cease trade orders were issued against management and insiders due to the failure to file financial statements. Mr. Griffiths was also a director of Confederations Life Insurance Company at the time it was placed into liquidation (1994); a director of Consumers Packaging Inc. at the time it was placed in liquidation under the protection of the CCAA in 2001, and he was a director of Slater Steel Inc. (resigned August, 2004) which operated under the protection of the CCAA in an orderly wind-down (2003).

(4)
AC means Audit Committee; and EC means Executive Committee.

(5)
Until November, 2004, GC means Corporate Governance and Human Resources Committee. Commencing with the November 12, 2004 committee meeting, a new committee structure was in place and a separate Human Resources Committee was formed. From November 12, 2004 onwards, GC means Governance Committee and HR means Human Resources Committee.

(6)
A new committee structure was in place for the December, 2004 meeting, at which time Ellis Jacob and David Kassie replaced Harold Gordon on the Executive Committee.

(7)
Allen Karp was a director of Cineplex Odeon Corporation and Loews Cineplex Entertainment Corp. which filed for bankruptcy protection in 2001.

(8)
As at December 31, 2004, Mr. MacMillan controlled 2,513,749 Class A Shares of the Corporation including 74,000 Class A Shares which he owned directly. As of March 18, 2005, following a re-organization, a corporation controlled by Mr. MacMillan and Seaton McLean controls 670,995 Class A Voting Shares of the Corporation.

(9)
Barry Reiter was a director of LAVA Systems Inc. In 1999, LAVA's common shares were the subject of a cease trade order for a period exceeding 30 consecutive days, which is currently in effect. In addition, in that year LAVA had a receiver appointed to hold and dispose of its assets. Mr. Reiter was also a director of Battery Technologies Inc. ("BTI"). BTI declared bankruptcy in 2003.

  Audit Committee

        As of December 31, 2004, our Audit Committee consisted of Ellis Jacob, Anthony Griffiths, Donald Sobey and Margot Northey. As of March 30, 2005, Robert Steacy joined the Committee. Each of these individuals is "independent", "financially literate" and "unrelated", as those terms are defined in relevant securities legislation and stock exchange rules and guidelines. The following is the education and experience of each Audit Committee member that is relevant to his or her skills at: (a) understanding accounting principles used by the Company to prepare its financial statements; (b) assessing the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) preparing, auditing, analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Alliance Atlantis' financial statements, or actively supervising one or more persons engaged in such activities; and (d) understanding of internal controls and procedures for financial reporting.

1.
Ellis Jacob, is a Chartered Accountant, holds an M.B.A. from the Schulich School of Business and a CMA. From 1974 to 1976 Mr. Jacob worked at the accounting firm which is currently KPMG. He joined the Ford Motor Company as Internal Auditor in 1976 and held that position for two years. He was the VP Finance at Motorola from 1980 to 1987 and the VP Finance at Cineplex Odeon Corp. from 1987 to 1989. From 1989 to 1996, Mr. Jacob was the CFO of Cineplex Odeon Corp. and from 1996 to 1998 he was COO of Cineplex Odeon Corp. Since 1999 he has been CEO of Cineplex Galaxy LP, or its predecessor. In his roles as VP Finance, CFO and CEO, he has either prepared or overseen the accounting for estimates and accruals, the preparation of financial statements with a comparably complex scope as that of the Corporation, as well as, among other things, developed an understanding of internal controls for financial reporting. Mr. Jacob is currently enrolled in the corporate governance program run by the Institute of Corporate Directors with the Rotman School of Management at the University of Toronto. He is also a member of the audit committee of the Toronto International Film Festival Group.

2.
Anthony F. Griffiths received an M.B.A. from Harvard University in 1956. Mr. Griffiths is on the audit committees of Fairfax Financial Holdings Limited, Jaguar Mining Inc., Northbridge Financial Corporation and Odyssey Re Holdings Corp. Mr. Griffiths is the Chairman of the Board of Directors of Russel Metals Inc. and Leitch Technology Corporation and is also a director of Vitran Corporation and IMI International Medical Innovations Inc.. Formerly, Mr. Griffiths was President and Chief Executive Officer of Jonlab Investments, Chairman and Chief Executive Officer of Canadian Cablesystems Ltd., Chairman, President and Chief Executive Officer of Mitel Corp., President and Chief Executive Officer of The Ondaatje Corporation, interim Chief Executive Officer at Ventra Group Inc. and Vice Chairman and Chief Executive Officer of Harding Carpets.

3.
Donald Sobey is currently the Chairman Emeritus of Empire Company Limited. He joined the board of Empire in 1963, was appointed President in 1969 and was appointed Chairman in 1985, a position he held until 2004. During his time at Empire, Mr. Sobey developed skills in assessing accounting for estimates, accruals and reserves. He has served on the audit committees of Sobeys Inc., Empire Company Limited and Maritime Telegraph and Telephone Company Limited.

4.
Dr. Margot Northey was the Dean of the business school at Queen's University, Kingston, Ontario, from September 1995 to June 2002. As Dean, her duties included the financial administration of a complex arrangement of private programs across the country as well as the strengthening of internal controls in the business school. Dr. Northey currently serves on the audit committees of Fraser Papers Inc. and Wawanesa Insurance Company. Previously, she was a member of the audit committees of the Laurentian Bank and Stressgen Biotechnologies.

5.
Robert J. Steacy is currently the Executive Vice President and Chief Financial Officer of Torstar Corporation and has been its senior financial officer for sixteen years. In that capacity, he is responsible for overseeing all financial functions of that corporation (including all financial reporting, budgeting, treasury functions and internal audit). Mr. Steacy is a Chartered Accountant (Ontario Institute of Chartered Accountancy) and currently sits the boards of Black Press Limited (where he is the Chair of the Audit Committee), Transit Television Network and the University of Toronto Press (where he is a member of the Audit Committee). He is also a trustee of Somerset Entertainment Income Fund.

        The Audit Committee Terms of Reference sets out explicitly the roles and responsibilities of the Audit Committee and is reviewed annually by the Board. In addition, to safeguard the continued independence of its external auditors, the Audit Committee requires that all audit and non-audit services to be rendered by the external auditors to the Company and any of our related entities must be the subject of pre-approval by the Audit Committee. Such pre-approval will be based on the detailed policies and procedures established by the Audit Committee which are attached as Appendix 1.

  External Auditor Service Fees

        The following table provides information about the fees billed to the Company for professional services rendered by PricewaterhouseCoopers LLP during Calendar 2004 and the previous fiscal nine-month period ended December 31, 2003 ("Fiscal 2004"):

($ thousands)	Calendar 2004	Fiscal 2004
Audit Fees	$4,836,156	$2,317,021
Audit-Related Fees	$174,284	$1,101,394
Tax Fees	$154,685	$349,308
All Other Fees	$317,071	$299,186

Total	$5,482,196	$4,066,909

        Audit Fees.    Audit fees consist of fees for the audit of the registrant's annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

        Audit-Related Fees:    Audit-Related Fees consist of fees related to contract compliance audits, accounting assistance related to the adoption of new CICA Handbook pronouncements and new business ventures, assistance with the review of correspondence with regulatory authorities and prospectus preparation.

        Tax Fees.    Tax fees consist of fees for tax compliance services, tax advice and tax planning. The services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns and income tax provisions included in the financial statements.

        All Other Fees.    The services provided in this category included those related to research, transfer pricing services and foreign currency risk management review.

Officers

        The names of the officers of Alliance Atlantis Communications Inc. (other than officers who are also directors) as at December 31, 2004, their municipality of residence, their current offices and other principal occupations during the last five years are set out below:

Name and Municipality of Residence	Office	Principal Occupations and Positions During the Last Five Years
W. Judson Martin Toronto, Ontario	Senior Executive Vice President and Chief Financial Officer	Mr. Martin has held his current position since March, 2003 and was Executive Vice President and Chief Financial Officer of Alliance Atlantis from May 1999 to November, 2002. From November, 2002 to January, 2003, he was President and Chief Executive Officer of TGS North American Real Estate Investment Trust.

Name and Municipality of Residence	Office	Principal Occupations and Positions During the Last Five Years
Phyllis Yaffe Toronto, Ontario	Chief Operating Officer	Ms. Yaffe has held her current position since April, 2004. Prior to that she was Chief Executive Officer, Broadcast group of the Company.
Heather E. Conway Toronto, Ontario	Executive Vice President, Corporate and Public Affairs	Ms. Conway has held her current position since July, 2001. From 1999 to June, 2001 she was Executive Vice President Corporate and Public Affairs, at TD Bank Financial Group.
Paul Laberge(3) Toronto, Ontario	Senior Vice President, Corporate Development, General Counsel and Corporate Secretary	Mr. Laberge was Senior Vice President, Corporate Development, General Counsel and Corporate Secretary from March, 2000 to February, 2005. From 1998 to 2000 he was Vice President, Corporate Development of the Company.
Rita A. Middleton Grimsby, Ontario	Senior Vice President Finance, Corporate Group	Ms. Middleton has been with the Company since 1994 and has held her current position since 2002. From 2000 to 2001 she was Senior Vice President, Finance and Corporate Development, of the Broadcast group of the Company and from 1998 to 2000 she was Vice President, Finance of the Broadcast group.
Susan Berger Toronto, Ontario	Treasurer	Ms. Berger has been with the Company since 1998 in her current position.

        As of December 31, 2004, the directors and officers of Alliance Atlantis Communications Inc. beneficially owned, directly or indirectly, or exercised control or direction over approximately 2,625,926 Class A Shares, representing approximately 92% of the outstanding Class A Shares and approximately 93,405 Class B Shares representing approximately 0.59% of the outstanding Class B Shares. The foregoing ownership figures have been provided to us by the individuals indicated and have not been independently verified by us.

DESCRIPTION OF SHARE CAPITAL

        The following chart sets out our authorized share capital.

Shares	Authorized
Class A Voting Shares	Unlimited
Class B Non-Voting Shares	Unlimited

(3)
On February 1, 2005, Mr. Laberge was transferred to Motion Picture Distribution Inc. the general partner of the Partnership. As of that date, he ceased to be an officer of Alliance Atlantis.

        Our share capital formerly authorized 275,000 Class C Special Voting Shares and one Class D Special Non-Voting Share. None of these shares is outstanding and no further shares of these classes can be issued.

        The following description refers only to the share capital of Alliance Atlantis Communications Inc. and not to any of our subsidiaries.

Class A Voting Shares and Class B Non-Voting Shares

        Voting Rights.    The Class A Voting Shares entitle the holders thereof to one vote per share. The Class B Non-Voting Shares do not entitle the holders thereof to any votes at meetings of our shareholders, subject to the condition that the Class B Non-Voting Shares entitle the holders thereof to one vote per share on any vote in respect of our liquidation, dissolution or winding-up or the sale, lease or exchange of all or substantially all of our property and as otherwise provided by law.

        Payment of Dividends.    The holders of Class A Voting Shares and Class B Non-Voting Shares participate equally with each other in respect of the payment of dividends, including the amount per share of the dividend.

        Distribution of Assets.    The Class A Voting Shares and Class B Non-Voting Shares rank equally with each other in respect of the return of capital in the event of the liquidation, dissolution or other distribution of our assets for the purpose of winding up our affairs.

        Preservation of Rights.    If either of the Class A Voting Shares or Class B Non-Voting Shares are subdivided, consolidated, reclassified or otherwise changed, appropriate adjustments shall be made at the same time to the rights attaching to the shares of the other class to ensure the preservation of the rights of each class in relation to those of the other.

        Conversion Rights.    Each Class A Voting Share is convertible at any time, at the holder's option, into one fully paid and non-assessable Class B Non-Voting Share.

        If an offer (the "Offer") is made to purchase Class A Voting Shares and the Offer is one which must, pursuant to applicable securities legislation or the rules of a stock exchange on which the Class A Voting Shares are then listed, be made to all or substantially all of the holders of Class A Voting Shares in a province of Canada to which the requirement applies, each Class B Non-Voting Share will become convertible at the option of the holder, at any time commencing eight days after the Offer is made and ending at the expiration of the Offer, into one Class A Voting Share. The conversion right may be exercised only for the purpose of depositing the resulting Class A Voting Shares in response to the Offer and our transfer agent (the "Transfer Agent") will deposit the resulting Class A Voting Shares on behalf of the shareholder. No share certificates representing the Class A Voting Shares will be delivered to the shareholder.

        If (a) Class A Voting Shares resulting from the conversion and deposited pursuant to the Offer are withdrawn by the shareholder or are not taken up by the offeror or (b) the Offer is abandoned or withdrawn by the offeror, the Class A Voting Shares will be re-converted into Class B Non-Voting Shares and a share certificate representing the Class B Non-Voting Shares will be sent to the shareholder by the Transfer Agent.

        If the offeror takes up and pays for the Class A Voting Shares resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the offeror.

        There is no right to convert the Class B Non-Voting Shares into Class A Voting Shares in the following cases:

  •
  the Offer is not required under applicable securities legislation or the rules of a stock exchange on which the Class A Voting Shares are then listed to be made to all or substantially all holders of Class A Voting Shares who are resident in a province of Canada to which the legislation applies (that is, the Offer is an "exempt take-over bid" within the meaning of the said securities legislation);

  •
  an offer to purchase Class B Non-Voting Shares is made concurrently with the Offer and the two offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made and in all other material respects. The offer to purchase the Class B Non-Voting Shares must be unconditional, subject to the exception that the offer for the Class B Non-Voting Shares may contain a condition to the effect that the offeror not be required to take up and pay for Class B Non-Voting Shares tendered in response to the offer if no Class A Voting Shares are purchased pursuant to the Offer; or

  •
  holders of Class A Voting Shares representing, in the aggregate, more than 50% of the outstanding Class A Voting Shares (excluding shares owned immediately prior to the Offer by the offeror and any party acting jointly or in concert with the offeror, as defined in the relevant securities legislation) certify to the Transfer Agent and to our Corporate Secretary that they will not tender any shares in response to the Offer and such certificate is not withdrawn during the offer period.

        Each Class B Non-Voting Share will be automatically converted into one Class A Voting Share in the event that the Chairman of our board of directors fails to deliver to the Transfer Agent, within 140 days of the end of the immediately preceding fiscal year of Alliance Atlantis, a certificate, signed by the Chairman, that an independent committee of our board of directors has determined that it continues to be necessary for us to be Canadian controlled, or that there be limitations on the number of shares held by non-Canadians, for the purposes of determining our eligibility for financial incentives or assistance or licences from any Canadian federal or provincial government or agency or for any other regulatory purpose. We have delivered a certificate to our Transfer Agent in respect of the fiscal year ended December 31, 2004.

        Constraints on Ownership of Securities.    Applicable laws and the nature of the Company's business (principally in connection with the ownership of interests in broadcast licenses) require that it ensure that the level of non-Canadian ownership be monitored and limited. Accordingly, the articles of the Company contain a provision which permits the Company to prohibit the issuance or transfer of its shares to any person who is not a "Canadian" (within the meaning of any applicable statute, regulation, guideline or policy) if the issue or transfer would cause the Company to cease to be qualified to carry on any relevant business. The current limit on non-Canadian ownership of the Company 's shares in the aggregate is shares representing not more than 33 1/3% of all issued and outstanding voting shares and not more than 33 1/3% of the votes attached to all issued and outstanding voting shares.

        Before an issue or transfer of shares is recorded in the register of the Company 's shareholders, the purchaser or transferee, as the case may be, may be required to submit to the Company or its agents a declaration as to the purchaser's or transferee's beneficial ownership of shares of the Company, its citizenship and such other matters as the Board may deem relevant in order to determine whether the registration of the purchaser or transferee should be prohibited. Such a declaration may also be required at any time when proxies are being solicited from shareholders, before or at any meeting of shareholders or at any time when, in the opinion of the directors of the Company, the holding of shares by any non-Canadian person should be prohibited. The Company 's shareholders are, therefore, restricted from selling their shares to non-Canadians to the extent that the resulting holdings would result in a breach of these restrictions. In addition, the directors of the Company may refuse to register a transfer of any shares of the Company if such transfer could require the prior approval of the Canadian Radio-television and Telecommunications Commission or any other governmental body or authority having or purporting to have jurisdiction.

        Each year the Executive Committee of the Board must advise the Chief Executive Officer, within 140 days after the fiscal year end, that it is necessary or advisable that the Company be Canadian-controlled. If the Executive Committee should not so advise, the Class B Shares of the Company are to be automatically converted into Class A Shares.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Repayment of Senior Subordinated Notes

        On December 21, 2004, we repaid holders of our outstanding 13% senior subordinated notes due December 15, 2009. The holders were paid at 106.5% of the US$300 million principal amount, plus accrued and unpaid interest. We believe the annual interest savings from the payment of the holders of the 13% senior subordinated notes will be substantial.

New Credit Facility

        On December 20, 2004, the Company entered into new senior secured credit facilities with a syndicate of Canadian and U.S. lenders, that consist of a five-year C$175 million (or equivalent US$) revolving credit facility, a five-year Term Loan A facility for US$108.6 million, and a seven-year Term Loan B facility for US$250 million. Advances under the revolving credit facility and the Term Loan A facility bear interest at the Bankers' Acceptance or LIBOR rate (for Canadian and U.S. dollar advances respectively) plus a margin of 150 basis points. Advances under the Term Loan B Facility bear interest at the LIBOR rate plus a margin of 175 basis points. The margin payable on the revolving credit facility and the Term Loan A facility is subject to change based on our leverage ratio. We used the new credit facilities to repay the balance on our previous credit facility in addition to financing the repayment to the holders of the notes.

        These credit facilities are separate from and have no effect on the financing structure of the Partnership or Movie Distribution Income Fund.

        For purposes of this description of the credit facilities, references in this section to the "Company", "we", "us" and "our" refer to Alliance Atlantis Communications Inc. only and not to any of its subsidiaries.

        Borrowings under the credit facilities are secured by a first ranking lien against substantially all of the assets of the Company. Our obligations under the credit facilities are guaranteed by substantially all of our material wholly owned subsidiaries and secured by first ranking liens on substantially all of the property and assets of those subsidiaries and are also secured by liens against the property and assets of certain of our non-wholly owned subsidiaries.

        The credit facilities contain covenants imposing certain operating and financial restrictions on us and our subsidiaries as well as customary affirmative covenants and industry-specific covenants. The terms of the credit facilities restrict, among other things, our ability to: (a) declare dividends, redeem or repurchase capital stock or make other distributions to our shareholders; (b) prepay or redeem debt; (c) grant liens; (d) make loans, acquisitions and investments; (e) incur more debt; (f) engage in mergers, reorganizations and asset sales out of the ordinary course of business; (g) change our core business; (h) engage in transactions with related parties; and (i) enter into certain sale leaseback transactions.

        Events of default under the credit facilities include: (a) a change of control of the Company; (b) failure to pay principal, interest or other amounts when due; (c) breach of any covenant or representation and warranty contained in the loan documents; (d) cross-default provisions to other material indebtedness; (e) customary events of bankruptcy, insolvency or dissolution of the Company or its subsidiaries; and (f) the enforcement of certain judgments against the Company, its subsidiaries or their assets or the seizing of material assets by other creditors. Upon the occurrence and continuance of an event of default under the credit facilities, the lenders are entitled to terminate their commitments to lend and declare the outstanding advances due and payable.

Other Indebtedness

        Certain of our subsidiaries have additional indebtedness in respect of loans (known as "industry loans") made by broadcasting industry lenders (such as Rogers Cablesystems Limited, CanWest Global Broadcasting Inc. and Baton Broadcasting Inc.) which loans are generally advanced in connection with specific productions and secured in a first-ranking position against the assets of the applicable production and, in certain cases, by guarantees from us. Such loans are public-policy mandated by the Canadian federal government and various provincial governments and are generally made at favorable interest rates and on favorable terms. As at December 31, 2004, total indebtedness of our subsidiaries in respect of such loans was $1.0 million.

FOREIGN EXCHANGE

        A significant portion of our revenues and expenses are in currencies other than Canadian dollars and, are therefore subject to fluctuations in exchange rates. Approximately 37% of our revenue for 2004 was derived from our foreign operations. Exchange rates are determined by market factors beyond our control and may vary substantially and have a material adverse effect on our results of operations. For significant transactions, we have occasionally purchased future currency contracts in order to minimize the risk of currency fluctuation. At present, we are not aware of any existing currency or exchange control regulations in any country in which we currently contemplate exploiting our properties which would have an adverse effect on our ability to repatriate such funds.

LEGAL PROCEEDINGS

        We are involved from time to time in various claims and lawsuits incidental to the ordinary course of our business, including intellectual property actions. Adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, or require us to seek licences from third parties, any one of which could have an adverse effect on our business and results of operations. Actions which are incidental to our business are typically covered by insurance and management has estimated the potential liability and expensed the amount on its financial statements. While no assurance can be given that these proceedings will be favourably resolved, we do not believe that the outcome of these legal proceedings will have a materially adverse impact on our financial position or results of operations.

RISK FACTORS

Risks Related to Alliance Atlantis and the Entertainment Industry

        Some or all of our television programs, motion pictures or specialty television channels may not be successful.

        The television and motion picture distribution industries and specialty cable broadcasting have always involved a substantial degree of risk. There can be no assurance of the economic success of any motion picture, television program or specialty cable television channel as revenue derived depends on audience acceptance, which cannot be accurately predicted. Audience acceptance is a factor not only of the response to the television program's or motion picture's artistic components or the specialty cable television channel's content, but also to the reviews of critics, promotions, the quality and acceptance of other competing programs released into, or channels existing in, the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly and many of which are beyond the Company's control. A lack of audience acceptance for any of the CSI franchise, motion pictures distributed by the Partnership or specialty television channels owned by the Company could have an adverse effect on its businesses, results of operations, prospects and financial condition.

        In addition, television production and distribution costs, motion picture distribution costs and broadcasting programming costs, continue to rise. The Company's businesses are also impacted by prevailing advertising rates, which are subject to fluctuation. A substantial portion of the broadcasting revenue is from advertising sales. The Company competes for advertising sales with other television channels, radio and print media. The Company's inability to generate advertising revenue could adversely affect its operating results, prospects or financial condition. Specialty television channel operators rely on fees from subscribers, which are shared with cable and DTH operators, to provide a substantial portion of their revenue while they build an audience and advertising support. The subscriber penetrations, and therefore subscriber revenues, of any particular specialty television channel can be affected by the attractiveness of the packaging scenarios presented to subscribers by the cable and DTH satellite operators.

        Generally, television programs are produced under contracts that provide for licence fee revenue that may not cover all anticipated production costs. The "gap" or production deficit between these fees and production costs can be substantial. The ability to recover the production deficit and the realization of profits, if any, are generally dependent upon the ability to distribute the programs in multiple geographic regions, including international markets, or through multiple distribution channels. There is a risk that some of the Company's television programs, motion pictures distributed or specialty television channels will not be successful, which could result in a failure to recoup costs or realize profits. The Company cannot be certain that revenue from existing or future projects would replace a possible loss of revenue associated with the cancellation of any particular program or poor results of any particular specialty television channel.

        Our failure to recoup production costs could have an adverse effect on our financial condition.

        The production, completion and distribution of television programs requires a significant amount of capital. Actual television program costs may exceed their budgets. Factors such as labor disputes, death or disability of a star performer, technology changes relating to special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or hamper completion of a production. Although the Company generally completes productions within budget, the Company cannot be certain that it will continue to do so. In the event of substantial budget overruns the Company may have to seek additional financing from outside sources in order to complete production of a project. The Company cannot be certain of the availability of such financing or that such financing will be available on terms acceptable to the Company. In addition, in the event of substantial budget overruns, the Company cannot be certain that it will be able to recoup such costs. Failure to recoup any of these costs could have an adverse impact on the Company's businesses, results of operations, prospects and financial condition. Notwithstanding the foregoing, as the CSI franchise programs are the main focus of the Company's television production activities, many of the risks associated with new production activity is minimized.

        Our production and distribution businesses are very competitive and increased competition could adversely affect us.

        The business of producing and distributing television programs and distributing motion pictures is highly competitive. We face intense competition from other Canadian and international producers and distributors, many of whom are substantially larger and have greater financial resources than we do and some of which own their own television networks. We compete with other television production companies for ideas and storylines created by third parties as well as for actors, directors and other personnel required for a production. In addition, the CRTC and foreign regulatory authorities continue to license additional television channels, thereby further fragmenting the television audience, increasing competition and creating downward pressure on program license fees. We cannot assure you that we will be able to successfully compete in these areas in the future or that we will continue to acquire rights to additional successful programming or enter into agreements for the financing, distribution or licensing of programming on terms favorable to us. Our failure to do so could have an adverse impact on our businesses, results of operations, prospects or financial condition.

        Changes in government regulation could adversely affect our results of operations, prospects or financial condition.

        The Company's specialty television channels are regulated by the CRTC, which grants and renews licences. The Company's CRTC broadcast licences must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. The Company's inability to renew certain of its licences on favourable terms, or at all, would have a material adverse impact on its results of operations, prospects or financial condition. Changes in the regulations governing the Company's specialty television channels, including decisions by regulators affecting its broadcast operations, such as the granting or renewal of licences or the granting of additional broadcast licences to the Company's competitors, or the introduction of new regulations by regulators, could adversely impact the Company's operating results, prospects or financial condition.

        The Canadian broadcast, production and distribution industries are supported by various government and private initiatives to foster the creation of Canadian film and television programming. The private mechanisms are often mandated by the CRTC in response to change of control of a regulated asset. These initiatives and government programs make up the complex system of financial support for the industry. Any change in the nature of these programs or their interactions with each other may provide risk to the Company's broadcast, production and distribution businesses. As well, if the CRTC's general approach to licencing broadcast services and to requiring Canadian content as part of any licence were to change, it could change the market for programs as well as the value of the Company's current specialty television licences.

        Changes in public policy related to Canadian ownership of broadcasting or other fundamental principles of the broadcasting system could adversely affect the Company's relationships with foreign partners in broadcasting or its position in the advertising market. As the federal and provincial governments review and modify their funding programs for television production the Company's broadcast business could be impacted by fewer resources to fill the gap between licence fees and the independent producers' ability to finance their productions. Since the Company's broadcast conditions of licence determine its original production needs, these reviews and modifications could be a risk to some of the Company's specialty television channels.

  Continued Expansion of Non-Canadian Distribution Activities May Affect International Operations

        As part of the Company's business strategy, we intend to continue expansion of the Company's non-Canadian distribution activities and, therefore, will continue to earn a substantial portion of revenue from outside of Canada. The Company's ability to maintain or expand its international business, as well as its ability to contract upon favourable terms with international broadcasters, distributors and other licencees, and conduct foreign production activities depends, in part, on local economic conditions, currency fluctuations, local changes in regulatory requirements, compliance with a variety of foreign laws and regulations, inflation, interest rates and cultural barriers and preferences. As a result, the Company cannot be certain that its international operations will continue to be successful.

  Dependence on a Limited Number of Content Suppliers For Motion Picture Distribution

        The Partnership obtains distribution rights from content suppliers to exploit motion pictures in all media. In Canada, the Partnership has exclusive output agreements with a limited number of U.S.-based independent studios, including New Line Cinema, Miramax Films, Focus Features and Newmarket Films and enters into distribution agreements in respect of individual motion pictures less frequently. Conversely, in the United Kingdom and Spain, the Partnership most often enters into distribution agreements in respect of individual motion pictures, and as a result of this, it is able to draw on a wider range of content suppliers in that territory. Overall, a relatively small number of producers represent a substantial proportion of the Partnership's total revenue. In 2004, motion pictures acquired under these four output agreements accounted for approximately 46% of the Partnership's revenue. Management believes that the Partnership's financial performance is, and will continue to be, significantly dependent on the Partnership's continued relationship with these content suppliers and the ability of these content suppliers to continue to produce motion pictures that receive significant audience acceptance.

        The Partnership has longstanding relationships with three of its principal content suppliers and has renewed the relevant output agreements on multiple occasions. However, each of these agreements will expire between 2005 and 2007 and there can be no assurance that all or any of them will be renewed at all, or on terms as favourable to the Company as the current agreements. In particular, any of the Partnership's content suppliers could instead elect to enter into exclusive distribution agreements with a competitor of the Company. Certain of the independent studios with which the Company currently has a significant Canadian distribution relationship, including Miramax, New Line and Focus Features, are affiliates of major studios that have their own distribution capability in Canada. There can be no assurance that these or other content suppliers to the Partnership would not determine, or be required by their respective affiliates, to use this captive distribution capability rather than contracting with the Company for distribution rights. The loss of one or more of these distribution agreements with a significant content supplier could have a material adverse effect on the business of the Partnership.

  Changes in Technology

        The entertainment industry in general, and the motion picture distribution industry in particular, continues to undergo significant changes, primarily due to technological developments. Due to this rapid growth of technology and shifting consumer tastes, the Company cannot accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of motion pictures and television series. In addition, certain outlets for the distribution of motion pictures may not obtain the public acceptance that is or was previously predicted. Although the Company has benefited from the rapid growth in the DVD market, there can be no assurance that such growth and penetration rates will continue. Additionally, technological advances and the conversion of television programs or motion pictures into digital formats have made it easier to create, transmit and "share" high quality unauthorized copies of television programs, or motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through unauthorized set-top boxes and other devices and through unlicenced broadcasts on free TV. As a result, users may be able to download and distribute unauthorized or "pirated" copies of copyrighted motion pictures over the Internet. As long as pirated content is available to download digitally, some consumers may choose to digitally download pirated motion pictures rather than pay for legitimate motion pictures or to purchase pirated DVDs of motion pictures or of boxed sets of television series from unauthorized vendors.

        In the broadcast sector, personal video recorders and similar embedded digital technology enable consumers to program shows to be watched at a later date and to bypass the commercials. If the use of such devices to bypass commercials should become widespread, there could be a negative impact on our advertising revenue. In addition, there is some pressure from both the private and public sectors to migrate all cable analog broadcast services to digital technology ("digital migration") in order to free up the limited bandwidth for other uses. Because of its labour intensive technology, analog channels are offered by cable companies grouped together as tiers and not on an individual or theme basis. Therefore, cable analog subscribers are currently required to subscribe for an entire tier in order to receive particular channels of their choice. Subscribers of analog channels do not have the flexibility that digital offers in subscribing for theme based or individual pick and pay channels. If digital migration takes place and if the cable companies are permitted to offer their subscribers theme based or individual pick and pay channels, there is a risk that current subscribers to one or more of our analog channels as part of a cable tier may not choose to subscribe to the Company's channels once they are available in digital format.

        The independent studios' need for distributors is based in part on the fact that the studios would incur substantial film print costs if they attempted to directly distribute their motion pictures on a worldwide basis. Partly because of these significant print costs, certain independent studios choose to retain distributors in national markets, thereby sharing the cost and risks associated with worldwide distribution among a number of different strategic partners. Technological developments permitting the digital distribution of motion pictures as an economic basis and its general adoption within the industry could reduce film print costs significantly, thereby making it more attractive for producers to distribute their own motion pictures. Although this technology has yet to be widely adopted by exhibitors (due in part to the significant capital costs that would be associated with the widespread adoption of this technology), expansion of this technology could adversely affect the Partnership's business.

  Protection of Intellectual Property

        Distribution rights to motion pictures are granted legal protection under the copyright laws of Canada, the United Kingdom, Spain and most other foreign countries, which impose substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures. From time to time, various third parties contest or infringe upon the Company's intellectual property rights. There can be no assurance that the Company's actions to establish and protect trademarks and other proprietary rights will be adequate to prevent imitation by others of motion pictures distributed by the Company or to prevent third parties from seeking to block the Company's distribution of motion pictures as a violation of their trademarks and proprietary rights. Moreover, there can be no assurance that others will not assert rights in, or ownership of, the Company's trademarks and other proprietary rights, or that the Company will be able to successfully resolve these conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of Canada the United Kingdom or Spain.

        Our financial position and results of operations fluctuate from period to period due to program delivery schedules and other factors and may not be indicative of results for future periods.

        Although industry practices are changing due, in part, to increased competition from new channels, broadcasters make most of their annual programming commitments between February and June so that new programs are ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, our revenues are not earned on an even basis throughout the year. In particular, revenues are generally lowest in the second calendar quarter, as fewer programs are completed and delivered during this period, and highest in the first, third, and, particularly the fourth calendar quarter.

        Results of operations for any period are significantly dependent on the number, timing and commercial success of motion pictures made available to various distribution platforms during that period, none of which can be predicted with certainty. Consequently, the Company's results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. In addition, where the Partnership obtains distribution rights under an output agreement or multi-picture agreement, the anticipated exhibition schedule of motion pictures for their theatrical release and exploitation through successive distribution windows is not consistent from year to year. Consequently, the Company's revenue fluctuates from period to period.

        The Partnership may also experience variation in its operating results, particularly in respect of theatrical exhibition revenues, as result of an undersupply of motion pictures. This may occur due to seasonal variations in the major studios' release schedules or during a period when the Partnership has been unable to, or determined not to, secure distribution rights to available motion pictures. In this circumstance, the Company's overall revenues would be adversely affected, and although it would not incur the distribution and P&A costs associated with a theatrical or other release, its distributable cash may nevertheless be adversely affected.

        New accounting standards for our industry were introduced, which have a significant impact on our financial statements.

        In 2003, the Canadian Institute of Chartered Accounts ("CICA") issued a new Handbook Section 1100, "Generally Accepted Accounting Principles". During Calendar 2004, the Company adopted Section 1100. The section mandates a new approach in determining the appropriate treatment for transactions for which the accounting is not specifically addressed in the Handbook. Effectively, it requires an enterprise to decide the treatment of a transaction by carefully considering analogous situations in the Handbook, basic financial statement concepts and, if appropriate, other relevant authoritative literature. As a result of the new Section, the Company no longer uses historical industry practice as a source of authority, and accordingly on January 1, 2004 adopted the following changes:

  (i)
  The recognition of government financing and assistance changed from revenue to a reduction of the related production costs. The impact on the year ended December 31, 2004 is a reduction in revenue of $11.3 million, a reduction of direct operating expenses of $10.4 million and a reduction of direct profit of $0.9 million.

  (ii)
  The amortization of interest previously capitalized of $1.0 million for the year ended December 31, 2004 has been recorded as a direct operating expense rather than as interest expense.

  (iii)
  The amortization of broadcast program rights now begins when the program license window commences and not when the program is premiered. The impact in the year ended December 31, 2004 is an increase in amortization expense of $5.6 million.

        We may be subject to regulatory scrutiny and may sustain a loss of public confidence if we are unable to satisfy regulatory requirements relating to internal controls over financial reporting.

        Section 404 of the Sarbanes-Oxley Act of 2002 requires that for the year ended December 31, 2006, we will be required to perform an evaluation of our internal controls over financial reporting and have our auditor attest to such evaluation on an annual basis. Preparing to comply with these requirements has been expensive and time-consuming, and we expect that to continue. While we believe that we will be able to meet the required deadlines, no assurance can be given that this will be the case. If we fail to timely complete this evaluation, or fail to remedy any identified material weaknesses or if our auditors render an adverse attestation, we may be subject to regulatory scrutiny and a loss of public confidence in our internal controls.

        We have substantial indebtedness which could adversely affect our financial health.

        We have a significant amount of indebtedness. As of December 31, 2004, our net debt was $428.6 million and our net debt to total capitalization ratio was 23.3%. Our substantial indebtedness and our ability and the ability of our subsidiaries to incur additional indebtedness in the future, could adversely affect our business. For example, it could:

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  limit our ability to fund future working capital, capital expenditures, production cost and other general corporate requirements;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, development and production costs and for other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; and

  •
  place us at a competitive disadvantage compared to competitors that have less debt.

        Our obligations under our credit facility impose significant restrictions on us. Our failure to comply with these restrictions could require us to repay our indebtedness more quickly than we would otherwise be obliged to repay.

        The agreements governing our outstanding indebtedness, including our credit facilities, impose certain operating and financial restrictions on us. Our credit facilities require us to maintain specified financial ratios and tests, among other obligations. In addition, our credit facilities restrict, among other things, our ability to: (a) declare dividends, redeem or repurchase capital stock or make other distributions to our shareholders; (b) prepay or redeem debt; (c) grant liens; (d) make loans, acquisitions and investments; (e) incur more debt; (f) engage in mergers, reorganizations and asset sales out of the ordinary course of business; (g) change our core business; (h) engage in transactions with related parties; and (i) enter into certain sale leaseback transactions. A failure to comply with the restrictions contained in our credit facilities could lead to an event of default, which could result in an accleration of such indebtedness. If indebtedness under these agreements were accelerated, we may not be able to repay in full that indebtedness.

        The loss of one or more of our key senior executives could seriously impair our ability to implement our business strategy or negatively impact certain of our material agreements.

        We rely, to a significant degree on the experience, leadership and skills of Michael MacMillan, Judson Martin, Phyllis Yaffe, Victor Loewy and Patrice Théroux. If any of these individuals were to be unavailable, we may be unable to locate replacements with similar skills and knowledge of the industry. In addition, certain material agreements may be terminated if certain of these individuals leave Alliance Atlantis or if their duties are altered in a material way. There are also other senior executives and production personnel who provide unique and useful services to us and who would be difficult to replace on short notice. The loss of services of any key personnel, senior executives, production personnel or consultants could have an adverse impact on our businesses, results of operations, prospects or financial condition.

        Current accounting methods applicable to our industry may result in fluctuations and may not be indicative of results for future periods.

        The preparation of the financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management of the Company regularly reviews its estimates and assumptions based on historical experience and various other assumptions that it believes would result in reasonable estimates given the circumstances. Actual results could differ from those estimates under different assumptions. The following is a discussion of accounting policies that require significant management judgments and estimates.

        The Company accounts for its production and distribution of film and television programs in accordance with AICPA Statement of Position 00-2, "Accounting By Producers and Distributors of Film" ("SOP 00-2"). SOP 00-2 requires that film and television costs of production and acquisition are amortized using the individual film forecast method under which such costs are amortized for each film or television program in the ratio of revenue earned in the current period for such title to management's estimate of the total revenue to be realized from all media and markets for that title. Management regularly reviews and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the film and television asset to the estimated fair value amount. Results of operations in future years are dependent upon the amortization of film and television costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period. If estimates of ultimate revenues change with respect to a film or television program, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs. The fair value of the film or television program is determined using management's estimates of future revenues and costs under a discounted cash flow approach and a write down equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film or television program is recorded in direct operating costs.

        Many individuals associated with our projects are members of guilds or unions. Strikes could affect production scheduling and increase costs.

        Many individuals associated with our projects are members of guilds or unions which bargain collectively with producers on an industry-wide basis from time to time. Though we have positive relationships with the guilds and unions, a strike or other form of labor protest affecting those guilds or unions would disrupt production scheduling, resulting in delays and additional expenses, all of which could have an adverse impact on our businesses, results of operations, prospects or financial condition. In addition, an attempt has been made by a union to organize some of our Broadcast employees. As at March 30, 2005, the drive is ongoing and the outcome is unknown to management. If the union is successful in unionizing these employees, the impact on the operations of the Company is difficult to predict.

Risks Related to Owning Our Class B Non-Voting Shares

        We have placed constraints on the issue and transfer of our voting shares to maintain minimum levels of Canadian ownership.

        To ensure that we maintain minimum levels of Canadian ownership for regulatory purposes, we have instituted a voting and non-voting share structure and have placed constraints on the issue, voting and transfer of our non-voting shares. See "Regulation — Restrictions on Transfer of Ownership and Control". To ensure that we comply with Canadian ownership requirements under the Broadcasting Act and other legislation under which we derive the benefit of tax credits and industry incentives, our board of directors may refuse to permit the voting of or registration of any transfer of our shares if such voting or transfer were to result in persons other than Canadians owning or controlling more than the permitted number of our shares or the votes attaching to such shares, under such legislation. Our voting structure and the constraints and transfer restrictions on our non-voting shares may adversely affect the liquidity of our non-voting shares and may have an impact on their trading price. They may also prevent or delay a merger, takeover or other change in our control and thus discourage attempts to acquire us.

        We are currently controlled by our principal shareholders and we have change of control provisions in our debt instruments and other agreements which could limit the price investors are willing to pay for our shares and prevent or delay a merger or takeover.

        Alliance Atlantis is indirectly controlled by Messrs. Michael MacMillan and Seaton McLean who hold approximately 67% of the votes attached to our voting shares. As a result, the principal shareholders are in a position to significantly influence our operations and strategy and, subject to applicable law, influence the election of a majority of our directors, influence the appointment of individuals as our directors and officers and influence the outcome of matters submitted to a shareholder vote. The effect of this control may be to limit the price that investors may be willing to pay in the future for our Class B Non-Voting Shares, or to prevent or delay a merger, takeover or other change in our control and thus discourage attempts to acquire us.

RATINGS

        A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. No approved rating agency currently rates any of the Company's outstanding securities. The following is a description of certain debt ratings of the Company.

Moody's Investor Services

        In October, 2004, Moody's Investors Service ("Moody's") affirmed the Ba2 Senior Implied and Ba3 Issuer ratings of Alliance Atlantis, prospectively lowered the Senior Secured rating to (p) Ba2 from Ba1, and changed the outlook of all ratings to positive from stable. Moody's indicated it expected to withdraw the existing B1 Senior Subordinated rating once the Company retired the existing debt issue on December 15, 2004, (which retirement was completed). The rating action reflects the decision to refinance all existing debt, in multiple tranches, with a new senior secured facility.

        The outlook was changed to positive as Moody's expects lower interest costs from the refinancing to increase free cash flow by roughly C$25 million per annum thereby increasing the Company's ability to reduce debt.

Standard & Poor's

        In October, 2004, Standard & Poor's ("S&P") raised its long-term corporate credit rating on Alliance Atlantis to 'BB' from 'BB-'. S&P also assigned its 'BB' rating to the Company's proposed senior secured bank facility (which was entered into in December, 2004). A recovery rating of '3' was assigned to the loan, indicating expectations of a meaningful recovery of principal (50%-80%) in the event of default. The bank loan rating was based on preliminary terms and conditions and is subject to review once final documentation is received. S&P said it would withdraw the 'B' rating on the company's subordinated debt, effective October 28, 2004. It stated that the outlook is stable. The effect of the transaction is to lower the Company's interest expense and extend maturities.

DIVIDENDS

        We have not paid any dividends on our Class A Voting Shares or Class B Non-Voting Shares. Our current policy is to retain earnings for future growth. In addition, our credit facility restricts the payment of dividends. Any future determination by us to pay dividends will be at the discretion of our board of directors and in accordance with the terms and conditions of our credit facility and any other indebtedness and will depend upon our financial condition, results of operations, capital requirements and other relevant factors.

REGISTRAR AND TRANSFER AGENT

        The transfer agent and registrar for the Company's Class A Voting Shares and Class B Non-Voting Shares is Computershare Trust Company of Canada, at its principal office in Toronto, Ontario.

MARKET FOR SECURITIES

        Our publicly-traded securities are listed and posted for trading or quoted on the following exchanges under the symbols shown below:

Security	Symbol	Stock Exchange
Class A Shares	AAC.A	The Toronto Stock Exchange
Class B Shares	AAC.NV.B	The Toronto Stock Exchange
Class B Shares	AACB	Nasdaq National Market

Trading Price and Volume of Class A Shares on the TSX

Month	High ($)	Low ($)	Trading Volume (Units)
January, 2004	21.85	19.70	111,424
February, 2004	22.48	20.76	5,490
March, 2004	25.51	21.49	5,475
April, 2004	25.70	24.21	7,681
May, 2004	25.04	22.38	3,241
June, 2004	26.53	24.67	12,808
July, 2004	25.40	24.71	14,983
August, 2004	25.59	23.76	7,550
September, 2004	28.09	24.44	8,540
October, 2004	29.42	27.95	8,530
November, 2004	31.88	28.69	10,056
December, 2004	32.88	30.39	7,821

Trading Price and Volume of Class B Non-Voting Shares on the TSX

Month	High ($)	Low ($)	Trading Volume (Units)
January, 2004	21.96	19.75	3,628,125
February, 2004	22.46	20.53	3,381,865
March, 2004	25.74	21.03	4,063,488
April, 2004	25.78	24.00	1,765,214
May, 2004	24.79	22.25	2,662,469
June, 2004	26.50	24.46	1,423,541
July, 2004	25.47	24.55	1,190,076
August, 2004	25.15	23.75	1,817,288
September, 2004	27.88	24.25	3,208,720
October, 2004	29.29	27.75	2,975,748
November, 2004	31.99	28.74	6,086,660
December, 2004	32.98	30.07	2,912,495

MATERIAL CONTRACTS

        The following are the material contracts which have been entered into by the Company within the two most recently completed financial years, or before the most recently completed financial year but are still in effect, other than contracts entered into in the ordinary course of business:

Contracts Relating to the Partnership

  Investment Agreement

        On October 2, 2003, the Fund, Movie Distribution Holding Trust ("Holding Trust"), the Partnership, Alliance Atlantis and 4192231 Canada Limited (a predecessor company of Alliance Atlantis Productions Ltd. ("AAPL")) entered into the Investment Agreement. The Investment Agreement provided, among other things, for the investment by the Fund and Holding Trust of the proceeds of the Offering in the Partnership and for the acquisition of the Business by the Partnership.

        Alliance Atlantis and AAPL have agreed to indemnify the Partnership, the Fund and Holding Trust, and the Partnership has indemnified the Fund and Holding Trust, in respect of breaches of their respective representations and warranties. The maximum aggregate liability of Alliance Atlantis and AAPL under their indemnity in the Investment Agreement and the underwriting agreement entered into with the underwriters in connection with the Offering (the "Underwriting Agreement") is equal to the purchase price of the Business. The maximum aggregate liability of the General Partner and Distribution LP under their indemnity in the Investment Agreement and the Underwriting Agreement is not limited. All claims for indemnification under the Investment Agreement are subject to an aggregate deductible in the amount of $100,000 and to a minimum individual claim amount of $5,000.

        Under the terms of the Investment Agreement, Alliance Atlantis agreed that, in connection with the assignment of certain of the output agreements to the Partnership, it will continue to be liable to the content supplier for the performance of all of the Partnership's obligations under the relevant agreements, and the content supplier may exercise its remedies under the relevant agreement as against Alliance Atlantis, the Partnership, or both, at its election. The Partnership has agreed to indemnify Alliance Atlantis in respect of any liabilities or expenses that are incurred by Alliance Atlantis in connection with its continuing obligations under these output agreements, which relate to claims arising at any time that Alliance Atlantis is not entitled to appoint a majority of the members of the board of directors of the General Partner.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Additional financial information is provided in the Company's financial statements and MD&A for the most recently completed financial year.

CONFLICTS OF INTEREST

        Certain officers of Alliance Atlantis are also officers and/or directors of the Fund and the General Partner. As part of the transactions undertaken in conjunction with the Fund's initial public offering, and as part of the ongoing business relationship between the Partnership and Alliance Atlantis, we have entered into agreements with the Partnership. In some cases, fees or other amount are payable in connection with such agreements.

ADDITIONAL INFORMATION

        Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Alliance Atlantis' securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Circular.

        Additional financial information is provided in the Calendar 2004 Financial Statements.

        Copies of:

  (a)
  the Calendar 2004 Circular, when available;

  (b)
  the Calendar 2004 Financial Statements;

  (c)
  this Calendar 2004 Annual Information Form; and

  (d)
  when the securities of Alliance Atlantis are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, one copy of any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus otherwise not referred to herein, may be obtained upon request from the Corporate Secretary of Alliance Atlantis, 121 Bloor Street East, Suite 1500, Toronto, Ontario, M4W 3M5 Canada. If the securities of Alliance Atlantis are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, copies of the foregoing documents are available free of charge. At all other times, a reasonable fee may be charged if the request for copies is made by a person who is not a security holder of Alliance Atlantis.

APPENDIX 1

ALLIANCE ATLANTIS COMMUNICATIONS INC. AND SUBSIDIARIES

PROCEDURES FOR APPROVAL OF AUDIT AND NON-AUDIT
SERVICES BY THE EXTERNAL AUDITORS

I.     Audit Committee Pre-Approval of Services

        In accordance with the requirements of securities regulations to which the Company is subject and to safeguard the continued independence of its external auditors, all audit and non-audit services to be rendered by Alliance Atlantis Communications Inc.'s external auditors and any related entities (the "Auditors") to Alliance Atlantis Communications Inc. (the "Company"), and its subsidiaries (collectively "Alliance Atlantis") must be the subject of pre-approval by the Audit Committee of the Board.

        Such pre-approval shall be based on the following detailed policies and procedures established by the Audit Committee.

II.    Services that the Auditors may not Provide

        The Auditors may not act in any capacity where they could reasonably be seen to:

  •
  function in the role of Alliance Atlantis management;

  •
  audit their own work; or

  •
  serve in an advocacy role on behalf of Alliance Atlantis.

        Except as otherwise permitted and pre-approved hereby, the Auditors will not be asked to provide any services in the following areas (in each case as more fully defined in applicable corporate and securities regulations or the regulations and guidelines of the appropriate oversight authorities governing the accounting and auditing profession):

1.
Bookkeeping and related functions;

2.
Financial information systems design and implementation;

3.
Appraisal, valuation, fairness opinions or contribution-in-kind reports;

4.
Actuarial services;

5.
Internal audit outsourcing;

6.
Management functions and human resources functions;

7.
Broker-dealer, investment advisor or investment banking services;

8.
Legal services; and

9.
Expert services.

III.  Pre-Approval of a Range of Services

        The engagement for the annual audit of the Company's consolidated financial statements is specifically approved on an annual basis by the execution of the audit engagement letter with the Auditors. Subject to paragraph IV below, engagements of the Auditors involving services for any of the Alliance Atlantis entities that fall into the following service definitions are pre-approved by the Audit Committee:

Type of Service	Description
Audit Services
Financial statement audit
Recurring audit of consolidated financial statements including subsidiary company and statutory audits and tax services and accounting consultations required to perform an audit in accordance with Generally Accepted Auditing Standards.
Quarterly reviews.
Review of tax provision reported in the consolidated and other financial statements.
Review of complex accounting issues with the Auditors' national office in order to reach an audit judgment.
Regulatory financial filings	Services relating to 1933 and 1934 filings with the SEC including issuance of comfort letters.
Statutory and regulatory filings including prospectuses and registration statements.
404 attestation services
Attestation services relating to the report on the entity's internal controls as specified in Section 404 of the Sarbanes-Oxley Act and any similar requirements that may be introduced under Canadian legislation/regulations.
Audit Related Services
Employee benefit plan audits	Audit of pension and other employee benefit plans and funds.
Financial due diligence in connection with acquisitions and divestitures
Assistance in financial and tax due diligence, including review of financial statements, financial data and records, tax returns, tax forms and tax filings, discussion with target's finance and accounting personnel.
Accounting consultation and audits in connection with acquisitions and divestitures.
Other attest services	Attest services that are not required by statute or regulation.

Type of Service	Description
Application and general control reviews	Review of IT and general controls related to specific applications, including overall general computer controls, excluding those that are a part of the financial statement audit.
Consultation regarding GAAP	Discussions, review and testing of impact of new pronouncements, acquisition accounting, and other GAAP topics.
Tax Services
Tax compliance
Preparation and/or review of income, capital, sales, use, property, excise, local, value added (VAT) and GST tax returns, filings and forms. Consultation regarding handling of items for tax returns, required disclosures, elections, and filing positions available.
Tax consulting
Assistance with tax audits, examinations or requests for information. Responding to requests regarding technical interpretations, applicable laws and regulations, and tax accounting. Tax advice on mergers, acquisitions, restructurings, financings, inter-company transactions, foreign tax credits, foreign income tax, tax accounting, foreign earnings and profits, capital tax, sales tax, use tax, property tax, the treatment in any jurisdiction of foreign subsidiary income, VAT, GST, excise tax or equivalent taxes in the jurisdiction. Assistance with tax appeals that are not in front of a tax court or its equivalent. Advice regarding tax legislation or codes including interpretations, procedures and advance tax rulings or private letter rulings thereof, or their equivalent, in applicable jurisdictions in the following areas: income, capital, sales, use, property, excise, local, value added (VAT) and GST taxes.
Transfer pricing
Advice and assistance with respect to transfer pricing matters, including preparation of reports used by the company to comply with taxing authority documentation requirements regarding royalties, services and inter-company pricing and assistance with tax exemptions.

Type of Service	Description
Customs and duties	Compliance reviews and advice on compliance in the areas of tariffs and classification, origin, pricing, and documentation. Assistance with customs audits or requests for information.
Expatriate tax services
Preparation of individual income tax returns, advice on impact of changes in local tax laws and consequences of changes in compensation programs or practices. Compliance and advice in relation to benefits and compensation, stock options, and tax equalization policies.
Other Services
Valuation
Valuation services for non-financial reporting in connection with tax-only valuations and valuation services to review and comment on tax-related valuations prepared by Alliance Atlantis or third parties.
Other	Fact finding services and forensic investigations under the supervision of the audit committee; environmental audits; non-financial systems design and implementation.
Other	Benchmarking and surveys related to best practices with respect to financial reporting practices.
Other	Annual licence for PwC's Comperio product.

IV.    Limits on the Pre-Approval of a Range of Services

        In the case of proposed engagements of the Auditors involving any of the services covered under the range of services under paragraph III where the fees (excluding disbursements and applicable taxes) for a particular engagement are expected to exceed a total of CDN $25,000, specific pre-approval must be obtained therefor under the provisions of paragraph V hereof.

        The general pre-approval of the range of services covered under paragraph III will be brought to the Audit Committee for review and, if thought appropriate, renewal on an annual basis.

        In respect of services under paragraph III where the fees (excluding disbursements and applicable taxes) for a particular engagement are expected to be less than or equal to a total of CDN $25,000, the Chairman of the Audit Committee shall be notified expeditiously of any such services commenced by the Auditors.

        In the event that services under paragraph III are commenced by the Auditors where the fees (excluding disbursements and applicable taxes) for a particular engagement were expected to be less than or equal to a total of CDN $25,000, specific pre-approval must be obtained therefore under the provisions of paragraph V hereof if such fees are later expected to exceed a total of CDN $30,000.

V.     Pre-Approval of Individual Services

        Alliance Atlantis management and/or the Auditors may seek pre-approval by the Audit Committee of the engagement of the Auditors to provide particular services in certain cases. Where particular pre-approval is required, the Audit Committee has delegated the authority to effect such pre-approval to the Chairman of the Committee.

        Under no circumstances may the Audit Committee delegate its responsibilities to Alliance Atlantis management.

        For greater certainty, if an engagement with the Auditors for a particular service is contemplated that is neither prohibited under paragraph II hereof, nor covered under the range of services under paragraph III hereof, in order for such engagement to proceed it must be the subject of individual pre-approval under this paragraph.

        It is the responsibility of management to determine whether a particular service is covered by the pre-approved range of services. Management should seek the guidance of the Audit Committee Chair where there is any ambiguity about whether a particular service is pre-approved.

VI.   Engagement Letters

        Pre-approved non-audit services shall be provided by the Auditors pursuant to an engagement letter with the appropriate Alliance Atlantis entity that satisfies each of the following requirements:

1.
the engagement letter shall be in writing and signed by the Auditors; and

2.
the engagement letter shall set out the particular non-audit services to be provided by the Auditors which, unless individually pre-approved shall be within the categories of pre-approved non-audit services described in paragraph III hereof.

VII. Reports of Services to the Audit Committee

        At every regularly-scheduled meeting of the Audit Committee, management shall report on all new pre-approved engagements of the Auditors since the last such report. The Auditors may comment on the report if they wish to do so. All engagement letters entered into pursuant hereto shall be made available to the Audit Committee upon demand.

VIII. Effective Date

        The effective date of these policies and procedures is the date of adoption by the Audit Committee.

QuickLinks

ALLIANCE ATLANTIS COMMUNICATIONS INC. CALENDAR 2004 ANNUAL INFORMATION FORM
INCORPORATION
THE COMPANY
INDUSTRY OVERVIEW
GENERAL DEVELOPMENT OF THE BUSINESS
OUR STRATEGY
COMPETITION
REGULATION
INTELLECTUAL PROPERTY
PROPERTIES AND FACILITIES
EMPLOYEES
MANAGEMENT
DESCRIPTION OF SHARE CAPITAL
DESCRIPTION OF CERTAIN INDEBTEDNESS
FOREIGN EXCHANGE
LEGAL PROCEEDINGS
RISK FACTORS
RATINGS
DIVIDENDS
REGISTRAR AND TRANSFER AGENT
MARKET FOR SECURITIES
MATERIAL CONTRACTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CONFLICTS OF INTEREST
ADDITIONAL INFORMATION
APPENDIX 2